As filed with the Securities and Exchange Commission on February 14, 2000
                                                      Registration No. 333-88179


                       Securities and exchange commission
                              Washington, DC 20549
               --------------------------------------------------
                                 Amendment No. 1
                                       to
                                    FORM SB-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
               --------------------------------------------------
                        International Test Systems, Inc.
                 (Name of small business issuer in its charter)
               --------------------------------------------------


           Delaware                      3670                    74-2796396
--------------------------------------------------------------------------------
(State or other jurisdiction of (Primary Standard Industrial     (IRS Employer
incorporation or organization)   Classification Code Number) Identification No.)

               --------------------------------------------------
                           Carey Birmingham, President
      4703 Shavano Oak, Suite 102, San Antonio, Texas 78249; (210) 479-3756
          (Address and telephone number of principal executive offices, principal place of business or intended principal place of business and name, address and telephone number of agent for service)
               --------------------------------------------------

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement of the earlier effective registration statement for the same offering. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

               --------------------------------------------------
                                 With copies to:
                            Adam S. Gottbetter, Esq.
                        Kaplan Gottbetter & Levenson, LLP
                           630 Third Avenue, 5th floor
                          New York, New York 10017-6705
                                 (212) 983-6900
               --------------------------------------------------
                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                                          Proposed          Proposed
                                                           Amount          Maximum           Maximum        Amount of
                                                            To be   Offering Price         Aggregate     Registration
Title of each Class of Securities Being                Registered  Per Security(1)          Offering              Fee
Registered                                                                                  Price(1)
----------------------------------------------------------------------------------------------------------------------

Common Stock(2) . . . . . . . . . . . . . . .           3,250,000            $0.40     $1,300,000(1)      $ 371.00(1)
Class A Warrants(.. . . . . . . . . . . . . .           1,250,000            $0.10     $     125,000      $     35.00
Class B Warrants.. . . . . . . . . . . . . . .          1,250,000            $0.10     $     125,000      $     35.00
Common Stock Underlying Class A Warrants(2) .           1,250,000            $2.50     $   3,125,000      $    869.00
Common Stock Underlying Class B Warrants(2) .           1,250,000            $4.50     $   5,625,000      $  1,564.00
          TOTAL . . . . . . . . . . . . . . . . . . . . 8,250,000                      $  10,300,000      $  2,874.00
----------------------------------------------------------------------------------------------------- ----------------

(1) Estimated solely for purposes of calculating the registration fee and includes shares being sold by selling stockholders.
(2) Includes 2,000,000 shares being registered for resale by the selling stockholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Pursuant to Rule 416 there are also registered hereby such additional number of shares as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.


               --------------------------------------------------
      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
     Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

  Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 |_|

[GRAPHIC OMITTED]                                      Initial Public Offering
                                                                     Prospectus


                                                           SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED FEBRUARY 14, 2000

                        International Test Systems, Inc.
                           4703 Shavano Oak, Suite 102
                            San Antonio, Texas 78249


An offering of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant and 1,250,000 class B warrants @ $.10 per warrant

                 Minimum gross offering of $125,000 in sales of
                any combination of our common stock and warrants

          Maximum gross offering of $750,000 prior to warrant exercises

                                             Underwriting
                                              Discounts &
                          Price to Public    Commissions    Proceeds to Company
                          ---------------    -----------    -------------------
     Per Share                   $.40             -0-          $.40
     Per Warrant                 $.10             -0-          $.10
     Total Minimum           $125,000             -0-      $125,000
     Total Maximum           $750,000             -0-      $750,000

This offering involves a significant degree of risk and prospective investors need to read the section called "Risk Factors" which begins on page 6.

We have also registered the sale of 2,000,000 shares of our common stock owned by shareholders. The price of these shares are undetermined at this time. However, the selling shareholders have agreed not to resell their common stock at prices below our initial offering price. Any proceeds and profits from their sale will go to these shareholders and not to us.

An investor may purchase either shares of our common stock, class A redeemable warrants, or class B redeemable warrants.

However, we must sell a combination of these securities in an amount equal to $125,000 within 12 months from the effective date of this prospectus in order for the offering to be continued. Amounts received will be escrowed and promptly returned, without interest, if this threshold is not reached.


These securities will be offered in a self underwritten offering by our officers and directors. We can give you no assurance that we will be able to find purchasers for them.


Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                The Date of this Prospectus is February 14, 2000

                        International Test Systems, Inc.


                                TABLE OF CONTENTS



     THE COMPANY
     THE OFFERING
     RISK FACTORS
     USE OF PROCEEDS
     PLAN OF DISTRIBUTION
     CAPITALIZATION
     BUSINESS OF THE COMPANY
     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
       OWNERS AND MANAGEMENT
     MANAGEMENT'S DISCUSSION AND ANALYSIS
     DESCRIPTION OF SECURITIES
     DIVIDENDS, DISTRIBUTION AND REDEMPTION
     DIRECTORS, OFFICERS AND KEY PERSONNEL OF THE COMPANY
     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRINCIPAL STOCKHOLDERS
     MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
     LITIGATION
     FEDERAL TAX ASPECTS
     MISCELLANEOUS FACTORS
     FINANCIAL STATEMENTS
     CHARTER AND BY LAW PROVISIONS ON INDEMNIFICATION
       AND LIMITATION OF DIRECTOR LIABILITY

                               Prospectus Summary

This is a brief summary of the information in this prospectus. Potential investors should read the entire prospectus before investing.

The Company


International Test Systems, Inc., a Delaware corporation, was incorporated September 20, 1999. Our company began its business through predecessor operations in 1996. Under our corporate charter documents, we may engage in any activity for which corporations may be organized under the Delaware General Corporation Law. We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. We are seeking to grow our business by (i) marketing these products, (ii) developing new technologies and new products and (iii) seeking market opportunities such as strategic alliances which we believe will strengthen our company and maximize our future value.


The Offering

o Each share of common stock is being sold for $0.40 per share. Each class A redeemable warrant and class B redeemable warrant is being sold for $0.10 per warrant.

o An investor can purchase either shares of our commons stock, class A redeemable warrants or class B redeemable warrants.

o We must raise a minimum offering amount of $125,000 within 12 months from the effective date of this prospectus in order for the offering to be continued.

o Assuming the maximum number of 1,250,000 shares of common stock are sold, there will be 3,250,000 shares of common stock outstanding.

o Assuming the entire offering is sold and all the warrants are exercised, there will be an additional 3,750,000 shares of common stock. When added to the 2,000,000 shares of common stock previously issued, we will have a total of 5,750,000 shares of common stock outstanding.

o There shall be net proceeds to our company of $120,000, assuming the minimum offering amount is raised.

o There shall be net proceeds to our company of $733,000, assuming the maximum offering amount is raised.

o    In summary, our net proceeds shall be used:

     o to pay distribution fees under our distribution agreement, which is described in this prospectus;

     o   to pay marketing expenses,

     o   to pay wages,

     o   to pursue strategic alliances;

     o   to finance corporate marketing; and

     o for general corporate and working capital purposes including to fund the capital requirements associated with our growth, including, without limitation, the retention and training of personnel, the establishment of a secondary trading market for our securities and an investor relations program, and to acquire or invest in complementary businesses, products or technologies.


Registration of Additional Shares Offered by Selling Shareholders

We will be registering, concurrently with the offering, the sale of 2,000,000 shares of our common stock issued to certain shareholders in connection with organizational activities rendered to us. Upon a sale of these securities, any proceeds and profits will go to these shareholders and not to us. The selling shareholders have agreed not to sell any of their shares until one year from the effective date of this registration statement. They have also agreed not to sell their securities below the initial offering price. There is currently no public market for these securities.

Offices of the Company

Our corporate offices are located at 4703 Shavano Oak, Suite 102, San Antonio , TX 78249. Our telephone number is (210) 479-3756. Our e-mail address is its@itestsystems.com.


                                  Risk Factors

An investment in these securities involves a high degree of risk and should only be made by investors who can afford to lose their entire investment. Before purchasing these securities, you should consider carefully the following risk factors, in addition to the other information in this prospectus.

We will need additional financing: Current funds are insufficient to finance our operations and plans for growth. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise funds through equity or debt financing. We do not know if we will be able to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain such funding. Our negative cash flow from operations has been as follows:

         As of September 30, 1999 our company had working capital of $3,823.

         We have a history of losses and if we do not achieve profitability, we may not be able to continue our business in the future. As of September 30, 1999, we accumulated losses of approximately $292,260.

         We anticipate  incurring  additional  losses until we can  successfully market and distribute products, develop new technologies and produce commercially viable future products and/or enter into successful strategic ventures with other entities. The "Going Concern" assumption in Note J of our audited financial statements may hurt our ability to raise additional financing.

We are a development stage company with limited operating history; We have no history of profits and our future profitability remains uncertain

We have a limited operating history and have yet to produce a profit. Our future success will be materially dependent upon our raising capital to fund our ongoing operations and to position ourselves so as to be capable of exploiting market opportunities. We expect that losses will continue for the near future, and there is no certainty we will become profitable. As a new enterprise, we could be subject to risks we have not anticipated.

We do not own the technology upon with the products we will distribute are based. This technology is owned by Pensar Technologies, LLC.

We do not own the technology upon which the products we will distribute are based. In June 1999, we transferred all of our assets to Pensar Technologies, LLC ("Pensar") in exchange for which Pensar assumed all of our liabilities and agreed to enter into a distribution agreement with us. Our agreement with Pensar has a ten year term and grants to us the exclusive right to market and sell Pensar's intellectual property at a substantial discount off the retail price as well as to design, develop, sell, promote and distribute new printed circuit board test products throughout the world. We have the option to renew our distribution agreement with Pensar for an additional five year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term and by guaranteeing them an additional $90,000 in payments over the renewal period. We have the option to terminate the agreement on thirty days written notice to Pensar. Nor can we assure you that competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our products. We cannot assure you that any confidentiality agreements upon which we or Pensar may rely to protect trade secrets and other proprietary information will be adequate to protect proprietary technology. The occurrence of any such events could have a material adverse effect on the results of our operations and financial condition. We may receive communications from third parties claiming that we or Pensar may be infringing certain parties' patents and other intellectual property rights. Any infringement claim or other litigation against or by us or Pensar could have a material adverse effect on the results of our operations and financial condition. We rely on third party suppliers and manufacturers.

The unwillingness or inability of these suppliers or manufacturers to fulfill their obligations to us can delay, halt and/or add expense to our production and delivery and could, therefore, materially adversely affect our revenues and financial condition.

Pensar has told us that it is currently dependent entirely upon third party suppliers, fabricators, manufacturers and assemblers for the manufacture of the products we distribute. There can be no assurance that they will be able to obtain adequate quantities of necessary parts within a reasonable period of time or at commercially reasonable rates. If a fabricator, manufacturer or assembler is unable or unwilling to produce adequate supplies of our products on a timely basis, it could cause delays and added expense to our production and delivery of commercial quantities of our products, which in turn could materially adversely affect our revenues and financial condition.

We may not be able to successfully market the products.

Even if we are successful in obtaining the minimum or maximum financing, we seek under this offering, we will have to market the products to the public. We cannot give any assurance that we will be able to successfully market the products.

The failure of us or of entities that do business with us, to be year 2000 compliant could negatively impact our business.

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the change in the century. If not corrected, many computer applications could fail or create erroneous results during the Year 2000. Our code has been formulated within the Microsoft Windows' platform and other Microsoft software products. We believe that the Y2K compliance of our code is dependant upon the Y2K compliance status of Microsoft. We have not experienced any Y2K difficulties and, thus, it appears that the Microsoft Windows' platform we are using is Y2K compliant. However, we cannot assure you that there are no difficulties that have not yet surfaced.

We have arbitrarily determined the offering price, which exceeds the book value of the securities

We arbitrarily selected the price for the common stock and the warrants offered in this offering, as well as the exercise price for the warrants. Since a principal underwriter has not been retained to offer the securities, our establishment of the offering price of the shares has not been determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price and the warrant exercise prices do not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value.


We are controlled by our executive officer and directors

Our executive officers and directors (and their affiliates) own 1,873,800 shares of our outstanding common stock prior to the effective date of this offering. If only the minimum offering amount is received, prior to the exercise of any warrants, this group will own 61.5% of our common stock. As a result, these shareholders, if they were to vote together, would likely continue to have the ability to control our company and direct our affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company and may make it difficult or impossible to attain the necessary shareholder vote required for corporate actions contrary to the wishes of management.

Our management will have substantial discretion over the use of proceeds of this offering and may not apply them effectively


We intend to use the net proceeds of the offering for capital expenditures and general corporate purposes, including increasing our working capital and possible acquisitions. We are not currently engaged in any discussions for any material acquisitions and we cannot assure you that any such acquisitions will be consummated in the future. Pending such uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit, or direct or guaranteed obligations of the United States government. Furthermore, to fully capitalize on changes in the automatic test equipment marketplace, and in technology in general, we may be called upon by the owners of Pensar to commit additional funds for the design, development and production of new products. Such funds will be at the discretion of management and may come from proceeds from this offering, yet will be subject to the terms of our distribution agreement with Pensar.

The Pensar technology subject to our Distribution Agreement with Pensar is substantially untested in the marketplace.

While Pensar and its predecessor companies have had sales of the products subject to our distribution agreement with Pensar, many standards in the industry might define the product as in the prototype stage of development. Although we believe the products have been market-tested, there are many aspects of a complex technology which may require additional upgrades, changes or improvements, calling for additional capital in the future. We may be required to fund such upgrades, changes or improvements out of operating income or proceeds from this offering.

This is a self-underwritten offering and we may not be able to successfully sell our securities

This is a self-underwritten offering. No one will have any commitment to buy any of the shares being offered even after the registration statement becomes effective. Therefore, the amount of funds available to us as a result of this offering will depend upon the success of the sales efforts of our officers, directors and employees, who will be selling the offering on our behalf. No broker or dealer has been retained or is under any obligation to purchase any of these securities. However, we may use brokers or dealers and may pay a commission of up to 7% on such sales. In addition, we may pay a broker or dealer additional compensation in the form of a non-accountable expense allowance equal to up to 3% on such sales. If we utilize the services of a broker-dealer, we will file a post-effective amendment to the registration statement of which this prospectus is a part, and the compensation of the broker-dealer will have to be reviewed by the NASD for fairness.

There is no market for our securities and therefor an investment in our securities may be an illiquid long-term investment.

There will be no market for the securities after our offering. We cannot give investors any assurance that we will succeed in developing a market. Consequently, the securities we are offering may be an illiquid long-term investment. We have held discussions with several potential market-makers to make a market in our common stock once the stock becomes sufficiently distributed, but we cannot give any assurance that we will achieve sufficient distribution or that we will be able to get a market-maker. Even if we do get a market maker there may be only a limited trading market for the shares we are offering. We expect that initially our market would be the OTC Bulletin Board market. Shares that are "thinly" traded on the Bulletin Board often trade only infrequently and experience a significant spread between the market maker's bid and asked prices. As a result, an investment in our shares may be illiquid even if there is a market. In addition, the price of the shares, after the offering, can vary due to general economic conditions and forecasts, our general business condition, the release of financial reports, and because our principals may eventually sell shares they owned before the offering into any market that develops.

"Penny stock" regulations impose certain restrictions on marketability of securities that could make selling our securities more difficult.

Our common stock will be a "penny stock," under Rule 3a51-1 under the Securities and Exchange Act of 1934, unless and until the shares reach a price of at least $5.00 per share, we meet certain financial size and volume levels, or the shares are registered on a national securities exchange or quoted on the NASDAQ system. The shares are likely to remain penny stocks for a considerable period of time after the offering. A "penny stock" is subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before effecting transactions in any "penny stock," to deliver to the customer, and obtain a written receipt for a disclosure document set forth in Rule 15g-10. (Rule 15g-2); to disclose certain price information about the stock (Rule 15g-3); to disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule15g-5); and to send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Our common stock will also be subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchasers account under certain standards, and deliver written statements to the customer with information specified in the rules (Rule 15g-9). These additional requirements could prevent broker-dealers from effecting transactions and limit the ability of purchasers in this offering to sell their shares into any secondary market for our Common Stock.

There could be an adverse effect from the redemption of warrants

The class A redeemable warrants are exercisable at a price of $2.50 per warrant until the third anniversary of this offering and the class B redeemable warrants are exercisable at a price of $4.50 per warrant until the fifth anniversary of this offering. We may redeem both classes of warrants at any time if the trading price of our common stock is at least 150% of the then current exercise price of the warrant for a period of 20 consecutive trading days. Thus, based on the current exercise price for the warrants, the class A redeemable warrants could be redeemed if the trading price of our common stock were $3.75 or greater, and the class B redeemable warrants could be redeemed if the trading price of our common stock were $6.75 or greater, in each case for the required twenty (20) day trading period. A "Notice of Redemption" for these warrants would force the holders to (i) exercise them and pay the exercise price at a time when it might be disadvantageous to do so, (ii) sell them at the current market price when they might otherwise wish to hold them, or (iii) accept the redemption price, which may be substantially less than the market value of the warrants would otherwise be but for the redemption. In addition, exercise of these warrants may have an adverse effect upon the trading price of and market for our common stock, if any such market develops, and result in dilution to stockholders.

                              Plan of Distribution

         We are initially seeking to raise a minimum offering amount of $125,000 and a maximum offering amount of $750,000 (without the exercise of any warrants). We are offering these securities through our officers and directors on a self-underwritten basis. The public offering price of our securities will not change until completion of the public offering distribution. We are planning to manage the offering without the use of an underwriter, and because of that, there will not be any underwriting discounts or sales commissions. The securities will be offered and sold by our officers and directors, who will receive no sales commissions or other compensation, except for reimbursement of expenses actually incurred on our behalf for such activities. In connection with their efforts, they will rely on the "safe harbor" provisions of Rule 3a4-1 of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Generally speaking, Rule 3a4-1 provides an exemption from the broker/dealer registration requirements of the 1934 Act for persons associated with an issuer. Following the receipt of $125,000 in gross proceeds, all subscriptions will be paid directly to us upon receipt. No person or group has made any commitment to purchase any or all of the securities. Nonetheless, the officers and directors will use their best efforts to find purchasers for the securities. We cannot state at this point how many of the securities will be sold. Our officers and directors anticipate making sales of the securities to parties whom we believe may be interested, or who have contacted us expressing an interest in purchasing the securities. Insiders and affiliates will not purchase units in order to reach the minimum but anticipate purchasing securities in excess of the minimum. We will be calling upon the expertise of our chief executive officer, Mr. Carey Birmingham, to market our securities. During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham has served in various capacities as Asset Manager, Portfolio Director, Assistant Vice President, Vice President and consultant for companies which include New York Life Insurance, United Services Automobile Association (USAA), Fidelity Mutual Life Insurance and Mutual Benefit Life. In these roles, Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $1 billion, and generated proceeds of over $700 million in the sale of properties. We anticipate that Mr. Birmingham will solicit subscriptions through business contacts both in person, by mail and by telephone. We may sell securities to parties if they reside in a state in which the securities may be sold legally and we are also permitted to sell the securities. However, we are not obligated to sell securities to any parties and we may refuse to do so.

         We will sell our securities in the following states:

         Colorado
         Connecticut
         Illinois
         Maryland
         New Jersey
         New York
         Washington D.C.

If all of the securities we are offering are sold, we will have outstanding 3,250,000 shares of common stock prior to exercise of any of the warrants we are offering. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of ITS, which may be sold only while this registration statement or another registration statement covering sales by those affiliates is effective, or in accordance with Rule 144. An affiliate is a person controlling, controlled by or under common control with ITS.

All securities held by existing shareholders will be subject to a one year "lockup" agreement during which they will be unable to offer and/or sell shares currently held by them. After the expiration of such period, there will be no limitations on any such shareholder's ability to sell shares assuming that a registration statement with respect to such shares is then in effect. If a registration statement is in effect, the shareholders may sell all, or any portion, of their shares. The selling shareholders have agreed not to sell their securities below the public offering price and not until the twelve (12) month anniversary of the date of the effectiveness of this offering document.

Minimum Offering Amount

We have established a minimum offering amount of $125,000 from the sale of common stock and warrants and will escrow investor money pending sale of this amount. Upon receipt of the minimum amount, each subscription for securities in this offering that is accepted by us will be credited immediately to our company cash accounts, and such funds may be spent by us at our discretion, without any waiting period or other contingency. We anticipate that our funds will be escrowed with Kaplan Gottbetter & Levenson, LLP, 630 Third Avenue, New York, New York 10017, (212) 983-6900.

Determination of The Offering Price

         Prior to this offering, there has been no market for the common stock and/or warrants of the company, and, as a development stage company, we have essentially had no substantial business operations to date. The offering price has been determined arbitrarily by our board of directors.

     For the years ended December 1998 and 1997, losses were $(166,886) and $(55,409), respectively.

     Our net tangible book value as of September 24, 1999: $0.01 per share.

     Per share based upon number of shares outstanding after this offering if all securities sold: $0.15.

         The reason for the discrepancy between net tangible book value per share and the per share offering price is that this offering is being sold on a future earnings capacity basis and that the average sales price represents an average of total number of shares sold over an aggregate consideration of $750,000 less offering costs.


         We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

         No  person,  individual  or  group  has  been  authorized  to give  any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied on as having been authorized by us or our officers. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the securities it offers to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus.

         The securities may only be offered, sold or traded in those states where the offering and/or securities have been registered, or where there is an exemption from registration.

         Purchasers of securities, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable. See "Risk Factors - We May Be Subject to Government Regulation".

                               Use of of Proceeds

         The net proceeds of the offering, excluding warrant exercises, are approximately $125,000 if the minimum offering is sold and $750,000 if the maximum offering is sold, prior to warrant exercises. We expect all of our organizational and offering expenses will be paid prior to the effective date of this prospectus, including legal, accounting and other professional fees, printing costs, transfer and escrow agent fees and other related offering expenses. We are offering the securities through our officers and directors. No commissions or other compensation will be paid to our officers and directors in connection with this offering. We will not receive any proceeds from the sale by the selling stockholders of their common stock. We will, however, receive proceeds from the exercise of the warrants, if any warrants are exercised. We presently intend to use the net proceeds as follows:

                      BUDGET DETAIL                   IF MINIMUM SOLD    IF INTERIM AMOUNT IS       IF MAXIMUM NUMBER SOLD
                                                                                 SOLD               (Absent Warrant Exercises)

      Gross Proceeds                                          $125,000                $500,000                        $750,000
                                                              --------                --------                        --------

      Printing & Postage                                        $2,500                  $4,000                         $10,000
      Transfer & Escrow Agents                                  $2,500                  $5,000                          $7,000
      Legal                                                    Prepaid                 Prepaid                         Prepaid
      Accounting                                               Prepaid                 Prepaid                         Prepaid
      Total Offering Costs1                                     $5,000                  $9,000                         $17,000
                                                                ------                  ------                         -------
      NET OFFERING PROCEEDS                                   $120,000                $491,000                        $733,000
                                                              ========                ========                        ========

      USE OF NET PROCEEDS
       Distribution Agreement
             Advance                                            $5,000                  $5,000                          $5,000
             Monthly @ $1,500                                  $18,000                 $18,000                         $18,000
             Bonus                                              $5,000                  $5,000                          $5,000
      Total Distribution  Fees                                 $28,000                 $28,000                         $28,000
      Directors' Fees and Insurance^1                                $0                 $15,000                         $60,000
      Marketing
             Advertising                                         5,000                 $50,000                         $85,000
             Direct Mail                                        $2,000                 $36,000                         $45,000
            Trade Shows                                          5,000                 $10,000                         $20,000
      TOTAL MARKETING                                          $12,000                 $96,000                        $150,000
      Wages & Salaries
             President                                         $45,000                 $60,000                         $75,000
             Product Developer                                 -------                 $65,000                         $65,000
             Marketing Support                                 -------                 $45,000                         $45,000
      Administrative Support                                   $12,000                 $24,000                         $36,000
      Benefits & Insurance                                                             $15,000                         $18,000
      TOTAL WAGES & SALARIES                                   $57,000                $209,000                        $239,000


      Pursuing   Strategic   Alliances  &  Corporate            $9,500                 $36,000                         $45,000
      Marketing
      Office Operating Expenses                                 $5,000                 $25,000                         $40,000
      General Corporate and Working Capital                     $8,500                 $82,000                        $171,000
                                                                ------                 -------                        --------
      Total Use of Net Proceeds                               $120,000                $491,000                        $733,000
                                                              ========                ========                        ========

--------
1 Director compensation and insurance benefits will commence after we raise at least $300,000. Thereafter, director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.


         Both the minimum and the maximum proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. However, if only the minimum is raised, we will implement a modified growth plan. This will result in slower development and introduction of new products, as well as a more limited sales and acquisition plan. If only the minimum offering amount is raised, we may reduce our planned operations, raise additional equity capital through either a private placement exemption or a registered public offering and/or may incur short or long-term debt, as needed. However, we cannot assure you that we will be able to raise additional funds on favorable terms, if at all.

         We are not in default on, nor in breach of, any loan, note, lease or any other obligation or indebtedness. We are not subject to any unsatisfied judgments, liens or settlement obligations. We have no significant amount of trade payables that have not been paid within the stated trade term. While we do anticipate cash flow problems in the event this offering is unsuccessful, we have scaled back operations and have deferred growth until we receive a capital infusion.

General corporate and working capital purposes.

         We will use the estimated net proceeds of this offering allocated to general corporate and working capital purposes to fund the capital requirements associated with our growth, including, without limitation, the retention and training of personnel, the establishment of a secondary trading market for our securities and an investor relations program. We may, when the opportunity arises, use a portion, or all, of the net proceeds to acquire or invest in complementary businesses, products or technologies. We may use the net proceeds to obtain the right or license to use complementary technologies, and may enter into joint ventures and strategic relationships with other companies that may expand or complement our business. Although we anticipate that we will evaluate possible acquisition candidates, we are not currently engaged in any discussions for any material acquisitions, and have no agreements, plans or arrangements with respect to any acquisition or investment.

         The foregoing represents our best estimate of the allocation of the net proceeds of the sale of the securities offered in this offering based on our contemplated operations, our business plan, and current industry conditions and is subject to reapportionment of proceeds among the categories listed above or to new categories in response to changes in our plans, regulations, industry conditions, and future revenues and expenditures. The amount and timing of our expenditures will vary depending on a number of factors, including the timing of offering receipts, changes in our contemplated operations or business plan, and changes in economic and industry conditions.

         Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities, which may be investment grade securities, money market funds, certificates of deposit, or direct or guaranteed obligations of the United States government.


                                    Dilution

         The following table shows, on a pro forma basis determined as of September 30 1999, the difference between existing stockholders and new investors purchasing securities in this offering.

                            Shares Purchased                                                   Total Consideration
                            Number                Percent of Total           Amount            Percent of Total
                            ------                ----------------           ------            ----------------
Average Price Per Share
Present stockholders        2,000,000(1)              61.5%                  $307,000             71.1%
New stockholders            1,250,000                 38.5%                   125,000             28.9%
                            --------                 -------                  ---------          -------
Total                       3,250,000                100.0%                  $432,000            100.0%
                            =========                =====                   ========            =====

(1) Proforma number of shares outstanding includes sale of 750,000 shares to present shareholders' subsequent to the date of the financial statements for an aggregate consideration of $75,000.

         On September 30, 1999, we had a net book value of $75,000, or $0.04 per share (based on the proforma 2,000,000 shares outstanding which gives effect to issuance of an additional 75,000 shares of common stock issued in consideration for the receipt of $75,000 cash subsequent to the date of the financial statements. The net tangible book value per share is equal to the company's total tangible assets, less our total liabilities, and divided by our total number of shares of common stock outstanding. After giving effect to the maximum sale of the common stock and associated warrants at the public offering price of $0.40 per share and $0.10 per warrant, the application of the estimated net offering proceeds, our pro forma net tangible book value, as of September 30, 1999, would have been $0.06 per share. This represents an immediate increase in net tangible book value of $0.02 per share to existing stockholders, and an immediate dilution of $0.44 per share to new investors purchasing shares in this offering. Based on the above, the following table illustrates the per share dilution in net tangible book value per share to new investors:

                                                        Minimum
Public offering price per share                         $  0.40
 of common stock

Value per share due to sale of warrants                 $  0.10

Net tangible book value per share
as of September 30, 1999                                $  0.04

Increase per share attributed to
investors in this offering                              $  0.02

Net tangible book value dilution per
share to new investors                                  $  0.44


                                 CAPITALIZATION

     We have authorized the issuance of twenty million shares of common stock, par value $0.001 per share. Capitalization Table -- September 30, 1999

                                                         Actual(1)       As Adjusted: Maximum
                                                    -------------------- ---------------------

      Long term debt                                           $    -0-             $     -0-

      Preferred Stock authorized 5,000,000
      shares, $.001 par value each. At September
      30, 1999 there are -0- shares outstanding                     -0-                   -0-

      Common Stock authorized 20,000,000 shares,
      $.001 par value each. At September 30,
      1999,  there are 1,250,000  shares
      outstanding .                                               2,000(1)              3,250

      Additional paid in capital:                               305,000               423,750

      Deficit accumulated during development stage             (205,200)             (205,200)
                                                                -------             ---------
      Total stockholders' equity                                101,800               221,800
                                                                -------               -------
      Total Capitalization:                                     101,800               221,800
                                                                =======               =======

(1) Includes the purchase by the board of directors of 750,000 at $0.10 per share for an aggregate consideration of $75,000 subsequent to the date of the financial statements

Forward Looking Statements

Some  of  the  information  in  this  prospectus  may  contain   forward-looking
statements. Such statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "continue", or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "Forward-Looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors noted in the "Risk Factors" section and the other factors noted throughout this prospectus, including certain risks and uncertainties, could cause the actual results of the company to differ materially from those contained in any forward-looking statement.


                             Business of the Company

Company Background and History.

         We are a Delaware corporation that was formed on September 20, 1999 ("ITS Delaware"). We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards.

         Predecessors to our company have designed and sold these test products since 1994. Our management team experienced difficulties in growing our operations, became overburdened with debt and sought the assistance of outside consultants. On June 16, 1999, International Test Systems, Inc. of Texas (a predecessor entity) ("ITS Texas") entered into a Reorganization and Subscription Agreement with Unifund America, Inc. Unifund America agreed to provide management with business and marketing advice. It reviewed all aspects of our business. Its chief executive officer, Scott Barter, joined our board. Unifund believed that a leaner operation devoted to marketing and distributing a successful technology would be a more successful direction for our company to take. Unifund America helped engineer a reorganization of ITS Texas. ITS Texas transferred all of its technology to Pensar Technologies LLC ("Pensar") in exchange for which Pensar assumed all of the liabilities of ITS Texas. Simultaneously, Pensar and ITS Texas entered into a ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. On that date, the shareholders of ITS Texas exchanged all their shares for our shares and we were assigned the distribution agreement with Pensar.

         Terms of the Pensar distribution agreement include the right to purchase products from Pensar at a 40% discount off the price for resale or wholesale in the electronics repair, manufacturing and related markets. In addition, the agreement contains a right of first refusal to purchase the existing technology. We have the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term and by guaranteeing an additional $90,000 in payments to Pensar over the course of the renewal period. We have the right to subcontract our rights and obligations to any subcontractor, value-added reseller or other distributor. We can terminate this agreement at any time upon thirty days written notice to Pensar.

The Products we intend to distribute.

         The products we will distribute, known as the CircuiTest 2000S Base System and the CircuiTest 2100 Scanner Expansion, are low-cost, easy-to-use and have numerous attributes that we believe separate them from the competition. Some of these attributes include:

     1. Knowledge-Based Data: A database feature within the product software allows it to locate failed components faster.

     2. Power-Off Testing: Testing of components is performed without applying electrical power to the board. Power-off testing eliminates the risks of damaging the components of the printed circuitboards.

     3. Family of Adaptive Products: Our core testing product, the CircuiTest 2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. We believe the CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products or can be readily adapted to do so.

         Our products have been sold to several well-known corporations and major governmental agencies including the U.S. Air Force ($33,527.00), the Harris Corporation ($33,756.00), the U.S. Immigration and Naturalization Service ($28,359.00), IBM, ($15,440.00) and Sony Microelectronics ($9,995.00). There are
however, no current contractual relationships with these companies or entities. We are seeking a capital infusion from this offering (i) to further develop a market and support our products, (ii) to develop and/or acquire new technologies, and (iiiv) to seek and form strategic alliances in order to strengthen our company and maximize our future value.

         A more complete description of our two products follows:

         The CircuiTest 2000S In-Circuit Component Test System (the "CircuiTest 2000S"), is a personal computer-based product which will troubleshoot, test and allow for the repair of components on assembled printed circuit boards.

         The CircuiTest 2100 Scanner Expansion, when connected to the 2000S, increases the number of tests the software can automatically perform from 64 to a range of between 256 and 1024.

         The CircuiTest 2000S is an economical, easy-to-use solution to comparative testing of components on printed circuit boards. The system connects with any standard personal computer via a serial communications port and contains its own external power supply. The CircuiTest 2000S tests both analog and digital circuits. Electronic printed circuit boards are now used throughout the electronics industry and will continue to be used in the foreseeable future. Despite the growth of digital technology, we believe the real world to be analog in nature. Digital circuits can only operate on very specialized (restricted) kinds of electrical signals. All other types of signals are, and must be, translated by analog circuits if digital circuits are to process them. Furthermore, digital circuits require highly stable power sources, and these power supplies themselves must be created from analog components.

         Specific electronics components that might use our printed circuit board testing equipment for manufacturing, repair and maintenance include:

     o    Network switching cards;

     o Computer and peripheral circuit boards (i.e. computers, mother boards, monitors, laser printers, matrix printers, scanners, modems, optical disk drives);

     o Avionics circuit boards (i.e. aircraft, navigational and communications electronics);

     o    Medical circuit boards;

     o    Military and government electronics;

     o    Telecommunication circuit boards;

     o    Telephone equipment, answering machines and fax machines;

     o    Cash registers, scanners, credit card verification equipment;

     o    Electronic equipment power supplies; and

     o    TV and monitor circuit boards.

Proven Methods of Production Will Be Used.

         We will outsource production to Pensar, the owner and manufacturer of the 2000S/2100 Technology. Since 1994, Pensar and its predecessors have continually outsourced all the manufacturing and production of products to various companies around Texas and the Southwest. Pensar will continue to subcontract the production and assembly of products to local and regional sheet metal fabricators, manufacturers and assemblers.

         Numerous back-up outsourcing firms exist in the area, and we believe that Pensar will not be reliant on any single provider. Most parts and components are readily available off-the-shelf through wholesalers. Less than 5% of the final product is composed of long-lead-delivery-time components, and Pensar normally carries these in inventory. In addition, to achieve certain discounts, Pensar may, from time to time, warehouse bulk quantities of off-the-shelf components.

         The steps in our manufacturing process are as follows: (1) The sheet metal enclosures are manufactured to our specifications and delivered to Pensar; (2) blank printed circuit boards are manufactured and, when completed, are delivered to a printed circuit board assembly house, a subcontractor of Pensar; and (3) upon completion of the assembly of the printed circuit board (installation of all off-the-shelf components), the completed and loaded printed circuit boards are delivered to Pensar.

         We anticipate that final insertion on the printed circuit board of our components, pre-testing, packaging and shipping of our finished products will be executed by Pensar in San Antonio, Texas, allowing for quality control inspections prior to delivery. This process has been in place since 1994 and we expect it to continue. We expect that we would experience a maximum two-week delay if Pensar had to change suppliers or manufacturers. This delay should not have a material effect on sales.

     Future Products.

         We would like to introduce new products based on current technology.

         We would like to introduce new variants to our existing core product base as well as to continually seek to develop and/or acquire new and different technology. Our newest model, theCircuiTest 1000S has been completed. The CircuiTest 1000S is a system that uses voltage and current analysis and attaches to oscilloscopes. We anticipate that the 1000S will be retail-priced under $1,500, will not require software and will be marketed to a wide range of electronics repair customers.

         We may develop future products, for which no prototypes are currently available, as market needs demand. This may result from a merger or acquisition of a new technology company. Our core testing product is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that customers identify. We believe that as more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. Our core product and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in these products.


     Our Industry and Our Competition

         As of 1999, our research indicates that the estimated annual market for Personal Computer-Based Testing Equipment was in excess of $400 Million. We have obtained this information from Frost & Sullivan, an international marketing and consulting firm.

         In general, the CircuiTest systems compete in circuit board repair and troubleshooting for companies around the world, as evidenced by our sales to companies in Brazil, Japan, Egypt, Turkey, Mexico, Canada and Germany (to the US Army). Although these sales represented a small percentage of overall sales, we believe the potential for future business is strong overseas and in Mexico and Canada. As described below, other competitors are substantially larger in size and market share or market coverage. However, we anticipate that the CircuiTest Systems will be priced lower than the competition, be easier to use and include a wider range of features.

     Existing Competition for the CircuiTest Systems

     Voltage/Current (V/I) Tracers.

     Competitive testers that are marketed by both Huntron and Polar rely on a graphic voltage/current plot of the component tested on an oscilloscope or personal computer. To use the V/I tracers, the user visually compares a plot on the oscilloscope screen with a reference plot previously learned by the tester.

     Because of the rudimentary visual display in most V/I tracers, the margin for error is significant. The price for these units ranges from $4,500 to $7,000. In addition, Huntron also carries a very low-end V/I tracer which sells for about $1,995, but it is limited in its use and performance.

     Advantage of the CircuiTest over V/I Tracers

     Our CircuiTest system also tests by use of a PC and color monitor and compares the performance values of components to a previously learned reference value. In contrast to the V/I tracers, the CircuiTest displays that value and difference on the computer monitor in numerical terms. This method provides higher accuracy and more consistent results than those provided by the competition's V/I tracers. The difference between these two systems is analogous to looking at a conventional thermometer and estimating the temperature (V/I tracer) versus simply examining a digital display readout which shows, for example, "36.4 degrees" (CircuitTest).

     Huntron

     Our CircuiTest system is most often compared to the Huntron series of testers. Huntron Corporation, a privately held company based in Mill Creek, Washington, has several systems ranging in price from $1,995 for a rudimentary system to approximately $40,000 and more for its advanced auto-prober system. Huntron has offered a 1-year warranty on its equipment with subsequent one-year extensions for $950, as well as fees for software upgrades. We offer a free 3-year warranty and free 3-year software upgrades.

     Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at approximately $7,495, and the more recent ProTrack Model 20, priced at approximately $6,995. After using both the Huntron 5100DS and our CircuiTest 2000S system, a focus group comprised of eight potential customers reported that our CircuiTest system had numerous advantages over its competitor.

     Traditional Test Instruments

     Other competitors' systems include a variety of manually operated meters, function generators, oscilloscopes, frequency counters and so on. We believe that the use of these instruments is laborious, slow, inefficient and particularly subject to human errors. Furthermore, they require highly skilled personnel, further increasing the cost of the testing process. The largest drawback of these items, however, is that they cannot capture and save results for analysis and comparison at a later date.

     Our Market Strategy

     1. Sales

     Our sales approach will be based on maximizing contact with potential customers by demonstrating that our products have a wider range of capabilities and a lower price point than our competitors' products.

     As of November 1999, we do not have any distributors who are selling our product. We have introduced our product to two sale representative firms, TPD Associates in New Jersey (for the New York, New Jersey and Pennsylvania tri-state area) and Rich Sales Company in Phoenix, AZ and Austin and Dallas, TX (for the Southwest region). There are no existing contractual relationships in force with these companies at this time.

     Our current internal sales force consists of our President, Carey Birmingham. Our approach includes establishing new, and as yet unattained, worldwide distributor relationships and implementing direct marketing campaigns  to specific  segments of the market.  Our direct  marketing  and sales efforts include increasing our internal direct sales force, trade publication advertising, Internet web site promotion, public relations, trade shows/conferences and database marketingculminating in demonstrations.

     This method is based upon our own internal experience of selling to this market and does not rely on any specific outside sales study or model.

     2.  Distribution

     Our research indicates that, increasingly, companies are creating sales distribution channels composed of non-company employees, and that companies are reducing their dependence on their own direct field sales force.
     We are building our distribution channels to reflect this industry trend.

     We may engage additional regional and international distributors as well as VAR (value-added resellers)and we may engage independent sales representatives, licensing partners and joint venture partners to market and sell products to prospective customers.

     3. GSA Marketing

     We have marketed our products, which to date only include the 2000S & 2100, to the General Services Administration (GSA) the chief procurement agency for U.S. federal governmental operations. The GSA granted us a government contract number under the federal supply schedule for FSC/6625 instruments and laboratory equipment. The contract pre-approved us under a negotiated price schedule to sell our products to any branch of the federal government for the six-year period June 1, 1997 through May 31, 2003. In two categories that apply to our products, FSC/6625 subcategory 627-11 and FSC/627-1, the GSA purchased $4,829,000 of circuit board testers and $20 million of products in a recent 24-month period. As of the date of this prospectus, we have not sold any of our products to the GSA and as a result our contract may be subject to cancellation at the discretion of the GSA.

     4. Direct Mail

     We are considering the use of direct mail as the first phase of our database marketing campaign to generate more leads and inquiries that lead to sales. In addition, we expect to continue generating prospect lists from trade shows, trade publications, associations, and other sources.

     We have produced marketing materials describing our products which we can mail to potential customers who respond to our print ads, who attend the trade shows and conferences and who are trade magazine subscribers.
     We can receive these mailing lists as an advertiser.

     In order to enhance the success of the direct mail campaign, a portion of the marketing budget may be designated for follow-up phone calls to potential customers and lead management.

     5.  Advertising and Trade Shows.

     We plan to allocate a portion of our marketing budget to print advertisements

     In conjunction with paid advertisements, most trade publications offer complimentary editorials and feature stories on new product releases. We are developing an editorial calendar and will increase our public relations efforts to write articles about the technology.

     In addition, numerous trade shows exist for electronics manufacturing and testing . We plan to participate at both large, national trade shows and smaller, regional trade shows.


 Our significant employees.

     We have one employee, Carey Birmingham, our president and a director. Our other directors are Youval Krigel, and Scott Barter. We plan to maintain lean operations in order to minimize operating expenses while seeking a capital infusion. Depending upon the success of this offering, we intend to hire staff and enter into consulting relationships as needed in order to
     (i) develop and market our products, (ii) develop and exploit new technologies and products and (iii) seek and exploit strategic alliances with persons and/or businesses that we believe will strengthen our company and maximize our future value.

     We do not anticipate that any of the employees engaged by us will be subject to any collective bargaining agreements nor do we anticipate the possibility of any strike or work stoppage.

     We anticipate that all employees will receive a base salary or hourly wage, as necessary. The sales staff may receive a sales commission in addition to the base salary.

     As a general course of business, we offer, and will continue to offer, partial premium-paid health insurance to employees. In addition, we believe financial incentives should be offered to quality employees, and we anticipate the payment of cash and stock bonuses, stock options and other monetary incentives to maintain a loyal and productive employee base.

Our Intellectual Property.

     Our company does not own any copyrights or patents. However, Pensar owns the copyright on the printed circuit board design within our products. In addition, Pensar owns the copyright on the proprietary software, which is an integral part of our product. Our existing software cannot be modified by outsiders without access to Pensar's software source code. We have an exclusive distribution agreement with Pensar. On June 16, 1999, we entered into a ten (10) year distribution agreement with Pensar to market, sell, promote and distribute existing and new printed circuit board test products throughout the world. Terms of the distribution agreement include our right to purchase products from Pensar at a 40% discount off the retail price for resale into the electronics repair, manufacturing and related markets. In addition, we have a first right of refusal to purchase the existing technology and the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term and by guaranteeing an additional $90,000 in payments to Pensar over the renewal period. We have the option to terminate the distribution agreement on thirty days written notice to Pensar.

     Pensar completes the final assembly of our product in-house in order to eliminate the opportunity for duplication by outside competitors. The hardware is protected from outside duplication by a PAL (Programmable Array Logic) chip on the main system motherboard. This chip is installed and programmed in the final phase of quality control at our main office by developers of the system. Immediately after programming, a small fuse is "blown" in the PAL, making the hardware and its functions virtually impossible to duplicate. In addition, we are considering upgrading our hardware security by including a modified EPROM (Erasable Programmable Read-Only Memory) chip which also has a fuse "blowing" feature. Including this chip is expected to increase the cost of the base system by $10-$15.

     Mr. Youval Krigel, a director of our company, was a key individual in our software, firmware and hardware development. Mr. Krigel is no longer employed by us, but remains a director, a shareholder and consultant to our company. We have a verbal agreement with Mr. Krigel to be available to our company in order to customize and install prototype systems as well as to train customers for their use. We intend to compensate Mr. Krigel $75 per hour for these consulting services. To the extent that we choose to develop new software or new products we contemplate (i) contracting with Pensar for such services; or (ii) seeking strategic acquisitions, partnerships or ventures with entities with developing technologies.

     We have not spent any funds on research and development of products during the last fiscal year.

The development of our company.

     In September 1993, UAT Development Partners (UAT), a Texas general partnership, was formed to design, develop, and market a universal analog tester for component level testing of printed circuit boards. Simultaneously, Pensar Technologies, Inc. ("Pensar Inc."), a Texas corporation, was formed. Pensar Inc. and UAT entered into a contract for services for Pensar, Inc. to manufacture the universal analog tester for UAT. This product was named the A-2000.

     Pursuant to their manufacturing contract, Pensar, Inc. and UAT completed ten prototypes of the A-2000 in September 1994, and commenced marketing efforts to prospective customers. The first system was sold one month after marketing efforts commenced at a price $6,000.

     During the next six months, the company sold an aggregate of eight prototype units. Between January 1995 and July 1995, the A-2000 was redesigned into the new CircuiTest-2000S, incorporating new software features and hardware upgrades. The Circui-Test 2000S, with its new features, would be considered the "core" product for the company from that point forward.

     In April 1995, Pensar Technologies, LLC ("Pensar LLC"), a Texas limited liability company, was formed. Simultaneously, UAT transferred all of its assets, including the technology, to Pensar LLC in exchange for ownership units and assumption of the manufacturing contract between Pensar, Inc and UAT.

     In July 1995, Pensar LLC received 25 completed CircuiTest 2000S systems from Pensar, Inc. The first few systems went to select customers as exchanges, upgrades or were sold as additional units to those customers who had previously purchased systems. By December 1995, 13 systems had been sold to customers in the U.S., Canada and Singapore. In December 1995, Pensar, Inc. and Pensar LLC terminated their manufacturing agreement and Pensar, Inc. ceased day to day operations.

     International Test Systems, Inc. ("ITS Texas"), a Texas corporation, was formed in September 1996. Simultaneously, Pensar LLC contributed all of its assets and liabilities to ITS Texas in exchange for 730,000 shares of stock.

     Subsequently, ITS Texas experienced difficulties in growing its operations, became overburdened with debt and sought the assistance of outside consultants. On June 16, 1999, ITS Texas entered into a Subscription Agreement with Unifund America, Inc. Unifund America agreed to provide business and marketing advice to ITS Texas in exchange for 770,000 shares in a newly formed entity, which would become ITS Delaware. Scott Barter, chief executive officer of Unifund joined the ITS Texas board of directors. Unifund believed that a leaner operation devoted to marketing and distributing a successful technology would be a more successful direction for the company to take. Unifund America helped engineer a reorganization whereby ITS Texas sold the technology to Pensar in exchange for relief of its debt and an exclusive ten (10) year renewable distribution agreement to distribute the technology. The president of Unifund America will continue to aid in our growth by identifying and evaluating companies to complement and expand our existing business. Unifund will seek to maximize our value by seeking strategic marketing and financial opportunities and by forming strategic alliances.

     As part of the reorganization and subscription agreement, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. Simolutaneously, Pensar LLC and ITS Texas entered into a ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. On that date, the shareholders of ITS Texas exchanged their shares for shares in ITS Delaware and ITS Texas assigned us the Distribution Agreement with Pensar LLC.

     Terms of the Distribution Agreement include our right to purchase products from Pensar at a 40% discount off the price for resale into the electronics repair, manufacturing and related markets. In addition, we have a first right of refusal to purchase the existing technology and the option to renew the Distribution Agreement for an additional five (5) year term by delivering written notice to Pensar Inc. 90 days prior to the expiration of the initial term and by guaranteeing an additional $90,000 in payments to Pensar Inc. over the renewal period. We have the option to terminate the license agreement on thirty days written notice to Pensar Inc.

     As of December 31, 1999 a total of 116 units have been sold to a total of 44 customers in the U.S., Japan, China, Egypt, Singapore, Jamaica, Mexico, Brazil and Canada. A partial list of end-use customer list includes:

================================================================================
Company                              Location                    No. of Systems
================================================================================
NCR Corporation                      Bethlehem, PA                     1
IBM Corporation                      San Jose, CA                      2
Sony Microelectronics                San Antonio, TX                   2
Solectron Corp.                      Austin, TX                        4
Seagate technology                   San Jose, CA                      2
Harris corporation                   San Antonio, TX                   6
US Air Force                         San Antonio                       10
US Army                              Mannheim, Germany                 1
ICL/Fujitsu                          Dallas, TX                        3
Immigration Naturalization Service   Various Location in Texas         3
Radian Corporation                   Austin, TX                        2
Paradigm Corp.                       San Antonio, TX                   2
Finetest                             San Jose, CA                      2
Vanco PTE                            Singapore                         1
Fastar, Ltd.                         Dallas, TX                        1
Primetech Electronics                Quebec, Canada                    1
Colin Medical Instruments            San Antonio, TX                   1
Matrix Components                    Austin, TX                        2
Tanisys Corporation                  Austin, TX                        2
EMSCO                                Cairo, Egypt                      1
Electronic Resources, Int'l          Des Moines, LA                    2
Digital Repair Corp.                 San Antonio                       1
===============================================================================


     The Distribution Agreement between ITS and Pensar Technologies states that in consideration for the assuming all the liabilities of ITS, Pensar would receive all the assets of the company at closing, or June 24, 1999. Part of those assets included completed inventory, comprised of approximately 14 2000S, 2100 and 1000S units. The Distribution Agreement allowed Pensar to sell the existing units at or close to the scheduled retail price and retain the proceeds until the inventory was depleted. As a result, 5 units were sold by Pensar in the second half of 1999 and, while these sales are reflected in the total sales described above, the revenues are not included in ITS sales for 1999.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION,
                    SEPTEMBER 30, 1999 TO SEPTEMBER 20, 1999

     The following discussion relates to the results of our operations to date, and our financial condition:

     This prospectus contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

     Development stage activities.

     The Company has been a development stage enterprise from its inception September 20, 1999 to September 30, 1999. The Company is a development stage company that was organized as a predecessor to International Test Systems, Inc., a Texas corporation,and has obtained a license and marketing agreements the rights to manufacturer a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

     During this period, management devoted the majority of its efforts to initiating the production scheduling, sourcing inventory and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary developent of its new products, obtaining the license and m,arketing agreement, hiring personnel and acquiring equipment and office space, and preparation of documentation and the sale of a public offering. These activities were funded by the Company's management and investments from stockholders. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness, or entirely fund its research and product development activities. There can be no assurance that development of the Company's products will be completed and fully tested in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans. Further investments into the Company's technology, marketing research as defined in the Company's operating plan will significantly reduce the cost of development, preparation, and processing of purchases and orders by enabling the Company to effectively compete in the electronic market place.

     During this developmental period, the Company has been financed through the sale of stock to the Company's shareholders aggregating $40,000 and an additional sale of stock to the Company's sharteholders aggregating $75,000 subsequent to the date of the financial statements.

Results of Operations for the period from inception to September 30, 1999

     For the period from inception to September 30, 1999, the Company has not generated any sales.

     The Company's general and administrative costs aggregated approximately $205,200 for the period from inception to September 30, 1999. These expenditures represent office and administrative expenses of $20,000 and the payment of legal and consulting fees of $185,200.

Liquidity and Capital Resources.

            Overview

     As of September 30, 1999, the Company's cash balance was $-0-, and the Company's working capital was $-0-. As of September 30, 1999, the Company had a tax loss carry-forward of $205,200 to off-set future taxable income. There can be no assurance, however, that the Company will be able to take advantage of any or all of such tax loss carry-forward, if at all, in future fiscal years.

Financing Needs

          To date, the Company has not generated any revenues. The Company has not been profitable since inception, may incur additional operating losses in the future, and may require additional financing to continue the development and commercialization of its technology. While the Company does expect to generate significant revenues from the sale of products in the near future, the Company may enter into licensing or other agreements with marketing and distribution partners that may result in license fees, revenues from contract research, or other related revenue.

          The Company expects its capital requirements to increase significantly over the next several years as it commences new research and development efforts, undertakes new product developments, increases sales and administration infrastructure and embarks on developing in-house business capabilities and facilities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of the Company's research and development initiatives and the cost and timing of the expansion of the Company's sales and marketing efforts.

          The Company anticipates that it will be able to fund operations over the next twelve (12) months subsequent to the sale of its public offering and sales of shares and capital contributions from its present shareholders. To enable the Company to fund its research and development and commercialization efforts, including the hiring of additional employees, the Company in the process of offering additional shares of its common stock.

Trends in the Company's historical operating results.

We are unable to discern any noticeable trends in historical operating results since we have only been selling our core product since July 1995.

However, we foresee two significant issues which will favorably affect our operations in the future:

Low Cost/PC-Based Automated Test Equipment

The price point of the CircuiTest 2000S, our core product, is considerably lower than our competitors' comparable automated test equipment. (See "Business and Properties.")

Power-Off Testing

Our core product, the CircuiTest 2000S, tests and troubleshoots populated, printed circuit boards without applying power to the board. Management believes, and has had confirmation from the marketplace, that power-off testing will increase dramatically in the future due to this feature.. As components get smaller and smaller, the trend in the industry will be to test and repair components at the board level with no power supplied to the populated, printed circuit board. When power is supplied to the board to test components, there is a risk of damaging the component or the entire board if the technician incorrectly connects the test equipment. Our "power-free" circuit board testing technology uses known and trusted methods of troubleshooting and virtually elimiates the possibility of damaging the board or its components.

Approved for Sales to Federal Government

Effective June 1, 1997, the Company was awarded a US Government Contract Number GS-24F-3059 under the General Services Administration (GSA), Federal Supply Service schedule FSC-6625. Under this GSA Contract the Company is pre-approved to sell to any branch of the Federal Government. In two categories that apply to ITS' products, FSC/6625 subcategory 627-11 and FSC/627-1, GSA purchased $4,829,000 of circuit board testers and $20 million of comparable products in a recent 24-month period.

In connection with the GSA Contract Award, the Company received a mailing list from the GSA of 900 purchasing agents which purchase products similar to the Company's 2000S & 2100. These agents are currently being contacted through the ITS database marketing campaign.

Sampling of Features Found in ITS CircuiTest 2000S & 2100:

SymSortTM - A copyrighted database feature which allows technicians to automatically accumulate information on failed components on a PCB. This feature directs the technician to the most likely component to causing a particular problem.

Turbo Scanning - Accelerated software feature allows up to 10 tests/second, or test-by-test discharge of individual points.

Digital Image Importing - Software feature allowing the user to view a digital image of the printed circuit board under test, making locating components under test fast and easy. The image can be in photographic format, schematics, or user-designated format.

Warranty & Software Upgrades - ITS offers a 3-year repair or replace warranty on its products as well as 3-year free software upgrades for customers. This compares to competitors that offer only 1-year warranties and 1-year free upgrades.

Ease of Use - The Windows-based software is icon-driven, and training time averages three hours per customer.

Quick Ramp-Up - One of the product's software features is "Scope Mode." Scope Mode allows technicians to begin trouble-shooting boards immediately, without using all the product features and with virtually no training.

Low Cost - Based on market comparisons of similar testing systems, the Company's products are inexpensive. Payback typically averages four to six months, but in the case of one customer, was as fast as one day.

Family of Adaptive Products - Our core testing product, the CircuiTest 2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that ITS' customers identify. As more and more products are manufactured with PCBs, the demand for manufacturer's defect-testing and troubleshooting systems, such as our Company's, increases. The CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products with PCBs.

Positioned for Future Growth

The next generation of power-off testers will be automated, with robotics devices to reduce the amount of time spent in the testing process. Our Company has already identified a robotics arm prober, and development of the next generation of CircuiTest systems is underway.

          Fiscal year-end1995 sales are not considered significant to test for gross margins.

          Fiscal year-end1996 sales gross margins were 46.2%

          Fiscal year-end 1997 sales gross margins were 83.8%

          Fiscal year-end 1998 sales gross margins were 69.9%

Due to stabilization of price at $5,995 for the CircuiTest 2000S and $2,995 for the CircuiTest 2100, the Company believes future gross margins for the core products should exceed 80%, excluding labor.

Past foreign sales represented units sent to companies in Japan,  China,  Egypt,
Singapore,   Jamaica,  Mexico  and  Canada.  The  Company  intends  to  increase international sales by signing international distribution agreements.

Past domestic government sales represented sales to the US Air Force, the INS and the US Army. The Company will continue to market aggressively to US government agencies.

                              EVENTS OR MILESTONES

Printed circuits boards are in found virtually every type of electronic instrument and product manufactured today. Every new product and every existing product that contains a printed circuit board represents an application or product opportunity for ITS test systems. While no assurance can be given, we believe that printed circuit boards will remain a mainstay in the electronics industry. Our products test the individual components on a printed circuit board based on voltage and current (V/I) signature analysis. This technology is time-tested and is a recognized generic means of testing throughout the electronics industry. While the CircuiTest 2000S and associated software uses new and innovative interpretations of the V/I, we believe that this basic method of testing will continue to be a standard far into the foreseeable future. We believe do not believe that this industry is as time sensitive as other high-technology industries, and, thus, we believe we have the time to plan, fund and scale up our business without losing a place in the market. Of course, the foothold that competitors have in the industry will be a barrier which we must pass.

Assuming that we raise the maximum offering amount (absent warrant exercises) and we successfully scale-up our operations, we believe that that ITS can reasonably achieve a 1% product penetration of the total annual automated test equipment market (estimated at $400,000,000 per year) resulting in profitability within eighteen months from the successful completion of this offering.

--------------------------------------   --------------------------------------    --------------------------------------
                Event                            Method of Achievement                Date or number of months after
                                                                                      receipt of proceeds when event
                                                                                          should be accomplished
--------------------------------------   --------------------------------------    --------------------------------------
Fund minimal operations                  Conduct  this  offering and raise the     Immediately  after escrowed funds are
                                         minimum offering amount                   released.
--------------------------------------   --------------------------------------   --------------------------------------
Market products based upon existing      Conduct   this   offering  to  obtain    Ongoing    process    which    should
technology.                              needed   funds  to  pay  for   direct    commence   within  one  month   after
                                         mailings    and    other    marketing    receipt   of  funds  in   excess   of
                                         efforts.  Hire marketing  support and    minimum   offering   amount.   Direct
                                         establish      relationships     with    Mail  can  commence  if  the  minimum
                                         independent   sales   contractors  to    offering  amount is  received.  Other
                                         market products.                         forms    of    marketing    and   the
                                                                                  retainment   of   marketing   support
                                                                                  staff can  commence  when  amounts in
                                                                                  excess   of  the   minimum   offering
                                                                                  amount  are  received.  In  addition,
                                                                                  the president and the directors  will
                                                                                  be  compensated   from  the  offering
                                                                                  proceeds  to the extent  they  engage
                                                                                  in  developing  our  business,  which
                                                                                  may  include   marketing   advice  or
                                                                                  activities.
--------------------------------------   --------------------------------------   --------------------------------------


                                       25

Seek      product   and   technology     Conduct   this   offering  to  obtain    Ongoing  process  which can  commence
opportunities    which   expand   our    needed      funds     to     continue    immediately  after receipt of minimum
business  in both the area of testing    Distribution  Agreement  with  Pensar    offering  amount.   Upon  receipt  of
and  trouble   shooting  as  well  as    and to hire a product  developer  and    minimum,  payments  can  continue  to
other  areas that will  maximize  our    establish      relationships     with    Pensar    for    the     Distribuiton
value.                                   independent  technology companies and    Agreement  rights . Upon  receipt  of
                                         developers.                              the maximum offering  amount,  we can
                                                                                  hire   a   product   developer.   The
                                                                                  receipt  of  amounts   between  these
                                                                                  breakpoints  will  enable  us to  pay
                                                                                  our   president   and  directors  who
                                                                                  shall  engage in the  development  of
                                                                                  relationships  with  individuals  and
                                                                                  companies  which can  provide us with
                                                                                  improved and  different  technologies
                                                                                  and  products.
--------------------------------------  --------------------------------------    --------------------------------------
Seek    to    establish     strategic    Conduct   this   offering  to  obtain    Ongoing  process  which can  commence
alliances  that  will  maximize  our     needed  funds to pay for the services    immediately  after receipt of minimum
value.                                   of the  president,  the directors and    offering  amount.   Upon  receipt  of
                                         consultants  to conduct due diligence    minimum,  and  upon  the  receipt  of
                                         on  market  needs  and  opportunities    amounts  between  the minimum and the
                                         for  our  company  to  increase   its    maximum,  we can pay  our  president,
                                         value.                                   our  directors  who  intend to engage
                                                                                  in the  development  of our business.
                                                                                  The  ability  to  complete  strategic
                                                                                  alliances   cannot  be   definitively
                                                                                  timed    and    will     depend    on
                                                                                  opportunities       which       these
                                                                                  individuals    will    continue    to
                                                                                  explore.
--------------------------------------   --------------------------------------   --------------------------------------
Seek  liquidity  and  growth  in  the    Become       listed       on      the     Six months to one year initially
market place.                            over-the-counter  bulletin  board and     and then a continuing effort
                                         continue marketing efforts.               thereafter.
--------------------------------------   --------------------------------------   --------------------------------------


We cannot assure you that any, or all, of the events previously outlined can, or will, occur within the expected time frame.

We have scaled back operating costs and will continue to do so until we receive an infusion of cash. If this offering is successful we will be able to market and sell our products, to develop and/or license new technology; and to strengthen the company and maximize its value by exploiting strategic alliances. In the past we were unable to generate enough capital from revenues to fully develop and retain the proper staff to market and support our products as well as to seek and exploit other market opportunities. While no assurances can be given, we believe that with proper funding, we will have the support to achieve our objectives. However, we believe that the achievement of these goals involves a process cannot necessarily be defined by a list of separately identifiable date-certain milestones.

                          Description of our Property.

We currently sublease approximately 2,000 square feet of office and warehouse space at 4703 Shavano Oak, Suite 102, San Antonio, Texas, which we use for our corporate offices. This lease is month to month, with prime lease expiring June 30, 2001. Our lease payment is $310 per month plus expenses.

We believe that the existing premises will satisfy our needs in the foreseeable future with only moderate changes needed to be made to the premises to accommodate additional staff. Ample small office space is available to us, and we are not real estate dependent.

              Directors, Officers and Key Personnel of the Company.

Listed below are our officers and directors and their previous experience. The directors have been elected by the present shareholders and shall serve for terms of one year, or until their successors are elected and have qualified. Officers are appointed by, and serve at the pleasure of, the board of directors.

Carey Birmingham, president, chief executive officer and director, age 44

For the past five years Carey Birmingham has served as chairman and president of ITS, as well as Pensar LLC, and has been responsible for long-term strategic planning and all day-to-day administrative activities, including marketing, finance, profit and loss responsibility, building strategic alliances and developing sales. Mr. Birmingham is a full-time employee of our company. In addition to acting as the chief executive officer and president, he acts as the chief operating officer and chief financial officer of the company.

During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham had served in various capacities as Asset Manager, Portfolio Director, Assistant Vice President, Vice President and consultant for companies which include New York Life Insurance, United Services Automobile Association (USAA), Fidelity Mutual Life Insurance and Mutual Benefit Life. In these roles, Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $1 billion, and generated proceeds of over $700 million from the sale of properties.


R. Scott Barter, chairman of the board and director, age 53.

Mr. Barter, age 53, is the Founder, Chairman, Chief Executive Officer and a Director of Unifund Financial Group, Inc. since its inception in 1991 and Unifund America, Inc. since its inception in 1995. Mr. Barter has been engaged in the securities industry in the United States and abroad since August, 1975. He has been licensed with the National Association of Securities Dealers and as a member of the National Futures Association. He has been registered as a representative with the United Kingdom National Association of Securities
Dealers  and  Investment  Managers  (now  FSA)  and  in  addition,  has  held  a
Representative's license to deal in securities from the United Kingdom Department of Trade and Industry. Mr. Barter has served as a senior officer/director of various brokerage firms and has acted as advisor to and consultant for both publicly and privately traded companies in the United States and the United Kingdom. He has diverse investment experience combined with an extensive background in the areas of corporate finance and the private client/independent investor.

Henrik Youval Krigel, director and consultant, age 47.

H. Youval Krigel, a director, has spent over 25 years in electronics and 20 years in automated test equipment design, most recently as one of the founders of Protech, Inc., a company formed for the design and manufacture of large-scale functional testers, a technology Mr. Krigel developed.

As co-designer of the CircuiTest systems, Mr. Krigel served as Vice President of Pensar LLC from its inception in 1994 until the formation of International Test Systems in September 1996, at which time he resigned to become Vice President of R&D for ITS until June 1999. As Vice President of ITS, Mr. Krigel was responsible for creation, design and planning of new products for both Pensar Inc. and International Test Systems.

Prior to the  formation  of  Pensar  Inc.,  he  served  from  1986-1992  as Vice
President  and  Director  of  Protech,   Inc.,  a  San   Antonio-based   company
specializing in the design, manufacture and marketing of large-scale digital circuit board testing systems. As Vice President for Protech, Mr. Krigel was responsible for the development and sale of various digital test systems for international distribution.

Mr. Krigel is a shareholder, director and consultant to the company. He has agreed to provide consultation services in connection with the customization and installation of pro-type products as well as the training of customers to use our systems. We intend to compensate Mr. Krigel at the rate of $75.00 per hour. We do not have an employment or consulting agreement with Mr. Krigel.

Employment Agreements

We do not presently have any employment or consulting agreements, although we may enter into employment agreements with certain officers, directors or other key personnel.

Relationships Amongst Management

There are no family relationships amongst the management of the company

                          Security Ownership of Certain
                        Beneficial Owners and Management

The following tables set forth certain information regarding the beneficial ownership of shares of common stock of the company by our officers, directors and those holders of five percent (5%) or more of stock in our company both prior to the offering as well as after completion of the offering. Based on information furnished by these individuals and/or groups, we believe that they are the beneficial owners of the common stock listed below, and unless otherwise noted, have sole investment and voting power with respect to such shares, except in those cases where community property laws may apply.

Prior to the offering and according to the records provided by the company (which currently has 2,000,000 shares of Common Stock outstanding), the officers, directors and holders of five percent (5%) or more of our common stock, owned the following number of shares:

                                          Number
            Name                         of Shares                 Percentage


      Unifund Financial Group, Inc.*       1,020,000                51.0%
      Carey Birmingham                       493,000                24.7%
      R. Scott Barter                        350,000                17.5%
      H. Youval Krigel                        10,800                  0.5%

      (All officers and directors
        as a group - 4 persons)          1,873,800                 93.7%


      *This entity is controlled by Mr. Barter and its share ownership in us is attributed to him.

                          Totals         1,873,800                 93.7%
                                         =========                 ====


     Upon completion of the offering, officers, directors and holders of five percent (5%) or more of our common stock will hold, the shares set forth below:

                           Percentage of Common Stock

                                           Number
      Name of Owners                      of Shares    Minimum

      Unifund Financial Group, Inc.     1,020,000    31.4%
      Carey Birmingham                    493,000    15.2%
      R. Scott Barter                     350,000    10.8%
      H. Youval Krigel                     10,800     0.3%

                                        1,873,800    57.7%
                                        ---------     -----
(All officers and directors
      as a group -4 persons)
                      TOTALS             1,873,800     57.75%
                                         =========     =====


               Management Compensation as of the last fiscal year

                                                      Cash         Other

          President and Director - C. Birmingham      $ 34,350         0
          Vice President and Director - Y. Krigel     $ 57,600         0

          TOTAL                                       $ 91,950         0

          Directors as a group:
          (number of persons 2)                       $ 91,950         0


It is anticipated that the President of ITS will receive an estimated base salary of between $40,000 and $75,000 (depending upon the amount of funds we raise) plus performance bonuses in future years. Performance bonuses for the President, as well as other officers or employees of ITS, will be based upon milestones in gross revenue increases and profitability of ITS. Based upon successfully meeting the milestones, such bonuses may equal 100% of the individual's annual salary, or more.

Director compensation and insurance benefits will commence after we raise at least $300,000 . We have allocated $15,000 based upon interim financing levels and $60,000 based on maximum financing levels. Thereafter, director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.


                              Selling Shareholders

         All securities held by existing shareholders will be subject to a one year "lockup" period during which they will unable to offer and/or sell shares currently held by them. After the expiration of such period, there will be no limitations on any such shareholder's ability to sell shares assuming that a registration statement with respect to such shares is then in effect. If a registration statement is in effect, the shareholders may sell all, or any portion, of their shares.


         The shareholdings of our officers and directors is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management". There are 176,200 shares held by individuals who are neither officers nor directors. The names and shareholdings of such individuals and their percentage ownership of the common stock of the company if the minimum and maximum number of shares are sold are as follows:



  ------------------------------------------------ --------------------------
  Name of Owner                     Number of        % if Minimum Offering
                                    Shares           Amount Sold (Assuming
                                                    only Common Stock sold)
  ------------------------------------------------ --------------------------
  Unifund Financial Group               1,020,000                      31.4%
  ------------------------------------------------ --------------------------
  Carey Birmingham                        493,000                      15.2%
  ------------------------------------------------ --------------------------
  R. Scott Barter                         350,000                      10.8%
  ------------------------------------------------ --------------------------
  Douglas Harrison-Mills                   50,000                       1.5%
  ------------------------------------------------ --------------------------
  Sheila Corvino                           50,000                       1.5%
  ------------------------------------------------ --------------------------
  Kaplan Gottbetter & Levenson, LLP        50,000                       1.5%
  ------------------------------------------------ --------------------------
  H. Youval Krigel                         10,800                        .5%
  ------------------------------------------------ --------------------------
  Harris Schiff                            10,000                        .3%
  ------------------------------------------------ --------------------------
  Alan Scott                                5,000                        .1%
  ------------------------------------------------ --------------------------
  Elizabeth Acton                           5,000                        .1%
  ------------------------------------------------ --------------------------
  Stephen G. Birmingham                     5,000                        .1%
  ------------------------------------------------ --------------------------
  Dr. Ed Lahniers                             500                        .0%
  ------------------------------------------------ --------------------------
  Andree Sonsino                              400                        .0%
  ------------------------------------------------ --------------------------
  Raphael Sonsino                             300                        .0%
  ------------------------------------------------ --------------------------



None of the individuals listed above are officers and/or directors. They may be considered to be "significant employees" and a description of their activities during the prior three years is included in the section entitiled "Directors, Executive Officers, Promoters and Control Persons".

Carey Birmingham, Scott Barter and Youval Krigel are directors of our company. Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997 in a private sale pursuant to
Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company. Kaplan Gottbetter & Levenson LLP and Sheila Corvino, Esq. performed legal services for our company. They received a portion of their remuneration in shares of our Company. Douglas Harrison Mills, Harris Schiff, Alan Scott and Elizabeth Acton was awarded shares in our company for consulting services. Unifund Financial Group received its shares as remuneration for consulting services pursuant to the Distribution Agreement. Scott Barter received 100,000 shares in remuneration for his directorial function . In January, 2000, Scott Barter, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contibution. Each of Mr. Barter and Unifund Financial Group, Inc. contributed $25,000 in consideration for 250,000 shares being awarded to each of them. Mr. Birmingham contributed $30,000 in consideration for 300,000 shares being awarded to him.


                          Description of the Securities

         The securities offered for sale consist of (i) 1,250,000 shares of common stock, par value $0.001 per share, which can be purchased for $0.40 per share, (ii) 1,250,000 class A redeemable warrants, which can be purchased for $0.10 per warrant, and which may be exercised for one share of common stock at an exercise price of $2.50 per share, and (iii) 1,250,000 class B redeemable warrants, which can be purchased for $0.10 per warrant and which may be exercised for one share of common stock at an exercise price of $4.50 per share. Subject to applicable offering minimum amounts, an investor must purchase the same number of class A redeemable warrants or class B redeemable warrants as shares of common stock.

Common Stock

         We are authorized to issue up to 20,000,000 shares of common stock, par value $.001 per share, of which 2,000,000 shares are outstanding on the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding, if and when the board of directors declares dividends, holders of common stock are entitled to ratably receive, such dividends. Upon the liquidation, dissolution, or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Common stock is not convertible, nor does it have any preemptive rights. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.

         We will, at all times, reserve a sufficient number of authorized but unissued shares to accommodate the exercise of warrants. There is no assurance that any such exercise will take place and therefore no assurance that we will have available to us proceeds from an exercise.

Warrants

         The company will offer class A redeemable warrants and class B redeemable warrants. The following discussion of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of each warrant and its related warrant agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Both the class A redeemable warrant and the class B redeemable warrant and the class A redeemable warrant agreement and class B redeemable warrant agreement can be inspected and copied by the public at the offices of the SEC in Washington, D. C., New York, New York, and Chicago, Illinois (see "Additional Information").

The Class A Redeemable Warrants

         The class A redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and Continental Stock Transfer and Trust Company (the "Class A Redeemable Warrant Agent"). One class A redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment (the "Class A Exercise Price"). The class A redeemable warrants are subject to adjustment in the purchase price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class A redeemable warrants in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.

         The class A redeemable warrants may be exercised at any time after issuance, until the close of business on the third anniversary of the effective date of the offering (the "Class A Expiration Date"). After the expiration date, the class A redeemable warrants become void and of no value. A holder of the class A redeemable warrants may exercise them at the office of the class A redeemable warrant agent (now located at 2 Broadway, NY, NY 10004) by surrendering his or her warrant, and paying the Exercise Price for each warrant being exercised.

         No holder of the class A redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of Common Stock for any purpose whatsoever until the class A redeemable warrants have been duly exercised and the Exercise Price paid in full.

         The class A redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying Common Stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class A redeemable warrants will forfeit all rights thereunder except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

         If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class A redeemable warrants prior to the exercise of the class A redeemable warrants and deliver a prospectus with respect to such common stock to all class A redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

The Class B Redeemable Warrants

         The class B redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this Prospectus between the company and Continental Stock Transfer and Trust Company (the "Class B Redeemable Warrant Agent"). One cClass B redeemable wWarrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $4.50 per share, subject to adjustment (the "Class B Exercise Price"). The class B redeemable warrants are subject to adjustment in the Exercise Price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class B redeemable warrants in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.

         The Class B redeemable warrants may be exercised at any time after issuance, until the close of business on the fifth anniversary of the effective date of this offering (the "Expiration Date"). After the Expiration Date, the class B redeemable warrants become void and of no value. A holder of the class B redeemable warrants may exercise them at the office of the Class B Redeemable Warrant Agent (now located at 2 Broadway, NY, NY 10004) by surrendering his or her warrant, and paying the Class B Exercise Price for each class B redeemable warrant being exercised.

         No holder of the class B redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class B redeemable warrants have been duly exercised and the Exercise Price paid in full.

         The class B redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class B redeemable warrants will forfeit all rights thereunder except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

         If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class B redeemable warrants prior to the exercise of the class B redeemable warrants and deliver a prospectus with respect to such Common Stock to all class B redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933. (See "Risk Factors--We May Be Subject to Government Regulation.")

Dividend Policy

         We have not paid any cash dividends to date, and we do not expect to pay dividends in the foreseeable future. We intend, in the short term at least, to use all available funds to develop our business.

                                Legal Proceedings

         In June 1996, we received a formal cease and desist letter from Pensar Corporation of Appleton, Wisconsin alleging trademark infringement and demanding that we cease use of the name "Pensar" due to Pensar Corporation's prior registered trademark of the name. ITS agreed to change its name to International Test Systems, Inc. and no lawsuit was filed.


                 Certain Relationships and Related Transactions

Carey Birmingham, Scott Barter and Youval Krigel are directors of our company. Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997 in a private sale pursuant to
Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company. Kaplan Gottbetter & Levenson LLP and Sheila Corvino, Esq. performed legal services for our company. They received a portion of their remuneration in shares of our Company. Douglas Harrison Mills, Harris Schiff, Alan Scott and Elizabeth Acton was awarded shares in our company for consulting services. Unifund Financial Group received its shares as remuneration for consulting services pursuant to the Distribution Agreement. Scott Barter received 100,000 shares in remuneration for his directorial function .

     In January, 2000, Scott Barter, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contibution. Each of Mr. Barter and Unifund Financial Group, Inc. contributed $25,000 in consideration for 250,000 shares being awarded to each of them. Mr. Birmingham contributed $30,000 in consideration for 300,000 shares being awarded to him.


                     Interests Of Named Experts And Counsel

         The Company's Financial Statements as of December 31, 1999, December 31, 1998 and December 31, 1997 were passed upon by Darilek Butler & Co. P.C., independent certified public accountants. Certain legal matters in connection with the registration of the securities were passed upon by Kaplan Gottbetter & Levenson, LLP, counsel to the Company. Kaplan Gottbetter & Levenson, LLP was awarded 50,000 shares of our common stock in partial consideration of services rendered which shares they have agreed not to sell until the first anniversary of the date of effectiveness of this offering.


                       Changes In And Disagreements With
               Accountants On Accounting And Financial Disclosure

      None.

                     Certain Provisions Of Our Articles And
                  By-Laws And Disclosure Of Commission Position
                On Indemnification For Securities Act Liabilities

         Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the board of directors of the company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the company. As a result of this provision, the ability of the company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

         In addition, the Amended Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

                 Where Can Investors Find Additional Information

         A Registration Statement on Form SB-1, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York, 10048, and the Midwest Regional Office located at Northwest Atrium Center, 500 Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Securities and Exchange Commission.

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 3. Undertakings.

The registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 4. Unregistered Securities Issued or Sold Within One Year


          Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997 in a private sale pursuant to Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company. The following shares of common stock were issued to the persons identified below by our company on September 20, 1999.


                     ---------------------------------------- ---------------------- ----------------------------
                     Name of Owner                            Number of Shares           Consideration Paid
                     ---------------------------------------- ---------------------- ----------------------------
                     Unifund Financial Group                             770,000(1)  Services   and  funding  of
                                                                                     our    operation   and   an
                                                                                     additional    $25,000    in
                                                                                     bridge financing
                     ---------------------------------------- ---------------------- ----------------------------
                     R. Scott Barter                                     350,000(1)  Services and an  additional
                                                                                     $25,000 in bridge financing
                     ---------------------------------------- ---------------------- ----------------------------
                     Carey Birmingham                                       493,000  Services and an  additional
                                                                                     $25,000 in bridge financing
                     ---------------------------------------- ---------------------- ----------------------------
                     Douglas Harrison-Mills                               50,000(1)  services
                     ---------------------------------------- ---------------------- ----------------------------
                     Sheila Corvino                                       50,000(2)  services
                     ---------------------------------------- ---------------------- ----------------------------
                     Kaplan Gottbetter & Levenson, LLP                    50,000(2)  services
                     ---------------------------------------- ---------------------- ----------------------------
                     Harris Schiff                                        10,000(1)  services
                     ---------------------------------------- ---------------------- ----------------------------
                     Alan Scott                                            5,000(1)  services
                     ---------------------------------------- ---------------------- ----------------------------
                     Elizabeth Acton                                       5,000(1)  services
                     ---------------------------------------- ---------------------- ----------------------------

----------
     (1)      $40,000 and Services
     (2)     Legal Services

Item 5. Index to Exhibits

Exhibit No.                             Description

1.1      *Certificate of Incorporation of Registrant
1.2      *By-laws of Registrant
3.1       **Lockup Agreement
6.1       *Letter of Intent dated June 4, 1999 with Unifund America, Inc.

6.2       **Reorganization and Stock Subscription Agreement Dated June 24, 1999.

6.3        **Stock Exchange  Agreement dated September 20, 1999 among certain
            shareholders  of  International   Test  Systems,   Inc.,  a  Texas
            corporation  and  International  Test  Systems,  Inc.,  a Delaware
             corporation.

6.4        *Distributorship Agreement dated June 24, 1999.

9          **Escrow Agreement

10.1      *Consent of Darilek, Butler & Co., P.C., Certified Public Accountants.

10.3      **The consent of Kaplan Gottbetter & Levenson, LLP, counsel to registrant, is included  in Exhibit 11.

11        **Opinion of Kaplan Gottbetter & Levenson, LLP dated ___________

----------
*Previously Filed
**To be filed by amendment

                               DARILEK BUTLER P.C.









                        INTERNATIONAL TEST SYSTEMS, INC.

                              Financial Statements

                           December 31, 1998 and 1997

INTERNATIONAL TEST SYSTEMS, INC.

Financial Statements
December 31, 1998 and 1997

                                Table of Contents


Audited Financial Statements

Independent Auditors' Report                                         1

Balance Sheet                                                        2

Statement of Income (Loss)                                           3

Statement of Changes in Stockholders' Equity                         4

Statement of Cash Flows                                              5

Notes to the Financial Statements                                    6

INDEPENDENT AUDITORS' REPORT


International Test Systems, Inc.
San Antonio, Texas


We have audited the accompanying balance sheets of International Test Systems, Inc., a Texas corporation, (the Company) as of December 31, 1998 and 1997 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note J, the Company has received a commitment from a related party for continued funding of future operations. The Company's continued operations are dependent upon this funding.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Test Systems, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



San Antonio, Texas
March 10, 1999
(except for Note K dated June 24, 1999)

INTERNATIONAL TEST SYSTEMS, INC.                                        Page 2

                        INTERNATIONAL TEST SYSTEMS, INC.
                   Balance Sheet - December 31, 1998 and 1997
ASSETS:

                                                                             1998              1997
                                                                        ---------------    --------------
                                                     Current Assets
                                                               Cash   $          4,219   $        22,286
                                        Accounts Receivable - Trade              9,134            23,727
                                                    Prepaid Expense              1,640             1,404
                                                          Inventory             53,131            22,525
                                                                        ---------------    --------------
                                               Total Current Assets             68,124            69,942
                                                                        ---------------    --------------

                                                       Fixed Assets
                                                          Equipment             22,871            18,492
                               Furniture and Leasehold Improvements              1,789             1,789
                                           Accumulated Depreciation            (16,170)          (11,560)
                                                                        ---------------    --------------
                                                                                 8,490             8,721
                                                                        ---------------    --------------

                                                       Other Assets
                                Accounts Receivable - Related Party              7,243             5,985
                                    Note Receivable - Related Party              5,700             5,700
                                  Accrued Interest  - Related Party                800               766
                    Software Development Costs, net of amortization             22,526            24,829
                                  Patent Costs, net of amortization              1,453             1,567
                                                           Deposits                 -0-              461
                                                                        ---------------    --------------
                                                                                37,722            39,308
                                                                        ---------------    --------------

                                                                      $        114,336   $       117,971
                                                                        ===============    ==============
                              LIABILITIES AND STOCKHOLDERS' EQUITY:

                                                        Liabilities

                                                Current Liabilities
                                                     Bank Overdraft                 -0-                0
                                           Accounts Payable - Trade   $         19,718   $        10,013
                                 Accounts Payable - Related Parties             15,413            14,086
                                                Accrued liabilities              6,337             7,045
                                 Accrued Interest - Related Parties             22,611             4,628
                                     Line of Credit - Related Party            244,314            89,313
                                      Note Payable, Current Portion             27,390            23,160
                                                                        ---------------    --------------
                                          Total Current Liabilities            335,783           148,245
                                                                        ---------------    --------------

                                                     Long-Term Debt
                               Note Payable, Net of Current Portion                 -0-           24,287
                                                                        ---------------    --------------
                                                                               335,783           172,532
                                                                        ---------------    --------------

                                               Stockholders' Equity
                Common Stock, No Par, 20,000,000 Shares Authorized,
           1,600,000 Shares Issued and Outstanding in 1998 and 1997            309,249           309,249
                                                   Retained Deficit           (530,696)         (363,810)
                                                                        ---------------    --------------
                                                                              (221,447)          (54,561)
                                                                        ===============    ==============
                                                                      $        114,336   $       117,971
                                                                        ===============    ==============




INTERNATIONAL TEST SYSTEMS, INC.                                        Page 3

INTERNATIONAL TEST SYSTEMS, INC.
          Statement of Income (Loss)
For the Year Ended December 31,1998 and 1997

                                                   1998             1997
                                               --------------    -----------

                               Sales         $        91,508   $    207,912

                       Cost of Sales                  30,241         33,717
                                               --------------    -----------
                        Gross Profit                  61,267        174,195
                                               --------------    -----------

                  Operating Expenses
                         Advertising                   8,565         24,731
                        Amortization                   2,416         12,699
                         Commissions                      -0-             0
                      Contract Labor                   5,036          3,485
                          Consulting                                      0
                        Depreciation                   4,610          3,974
                      Directors Fees                     500          2,000
              Dues and Subscriptions                   2,667          2,693
                           Insurance                  16,105         10,931
                               Other                   3,890          3,950
                             Postage                   2,137          1,989
                   Professional Fees                  22,266         39,829
                   Rental - Building                   7,741          7,985
                  Rental - Equipment                   2,425          3,596
              Repair and Maintenance                   2,127          1,539
                   Salaries Officers                  88,465         73,934
                   Supplies - Office                   4,810          4,599
                       Taxes - Other
                     Taxes - Payroll                   6,162          5,139
                           Telephone                   8,374          7,214
            Travel and Entertainment                  18,202          6,138
                                               --------------    -----------
            Total Operating Expenses                 206,498        216,425
                                               --------------    -----------
     Net Operating Loss Before Other                (145,231)       (42,230)
 Income (Expense) and Federal Income
                               Taxes
              Other Income (Expense)
                     Interest Income                      92          1,093
                    Interest Expense                 (21,747)       (14,272)
                                               --------------    -----------
        Total Other Income (Expense)                 (21,655)       (13,179)
                                               --------------    -----------
Net Loss Before Federal Income Taxes                (166,886)       (55,409)
  Provision For Federal Income Taxes                     -0-             -0-
                                               --------------    -----------
                            Net Loss         $      (166,886)       (55,409)
                                               ==============    ===========




INTERNATIONAL TEST SYSTEMS, INC.                                    Page 4

INTERNATIONAL TEST SYSTEMS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31,1998 and 1997


                                                  Common Stock
                                                                                              Retained          Total
                                           ----------------------------       Members'        Earnings      Stockholders'
                                              Shares          Amount           Equity         (Deficit)          Equity
                                           -------------    -----------     -------------    -----------    ---------------
            Balance - January 1, 1996                -0-  $         -0-   $     (174,604)   $        -0-  $       (174,604)

             Debt Payable to a Member
               Contributed as Capital                -0-            -0-          281,113             -0-           281,113
                                           -------------    -----------     -------------    -----------    ---------------
  Equity Prior to Pooling of Interest                -0-            -0-          106,509             -0-           106,509
      Issuance of Stock for Assets of
     Pensar Technologies, L.L.C. in a
      Pooling of Interest Combination
                             (Note A)           730,000        281,749         (106,509)      (175,240)                 -0-
                                           -------------    -----------     -------------    -----------    ---------------
     Equity After Pooling of Interest           730,000        281,749                -0-     (175,240)            106,509


                    Issuance of Stock

                     H. Youval Krigel           368,400             -0-               -0-           -0-                -0-
                     David G. Slimpin           296,000             -0-               -0-           -0-                -0-
                   B. Raphael Sonsino           205,600             -0-               -0-           -0-                -0-

                             Net Loss                -0-            -0-               -0-     (133,161)          (133,161)
          Balance - December 31, 1996         1,600,000   $    281,749    $           -0-  $  (308,401)   $       (26,652)

           Purchase of Treasury Stock                -0-            -0-               -0-      (27,500)           (27,500)

               Sale of Treasury Stock                -0-        27,500                -0-       27,500             55,000

                             Net Loss                -0-            -0-               -0-      (55,409)           (55,409)

                                           -------------    -----------     -------------    -----------    ---------------
           Balance - December 31,1997         1,600,000        309,249                -0-     (363,810)           (54,561)
                                           -------------    -----------     -------------    -----------    ---------------

                             Net Loss                -0-            -0-               -0-     (166,886)          (166,886)

                                           =============    ===========     =============    ===========    ===============
           Balance - December 31,1998         1,600,000   $    309,249    $           -0-  $  (530,696)   $      (221,447)
                                           =============    ===========     =============    ===========    ===============



INTERNATIONAL TEST SYSTEMS, INC.                                         Page 5

INTERNATIONAL TEST SYSTEMS, INC.
Statement of Cash Flows
For the Year Ended December 31,1998 and 1997

                                                                              1998             1997
                                                                         ---------------   --------------
Cash Flows From Operating Activities
  Net Loss                                                             $       (166,886)  $      (55,409)
  Adjustment to Reconcile Net Loss to Net Cash
    Provided by Operating Activities:
       Depreciation                                                               4,610            3,974
       Amortization                                                               2,417           12,699
  (Increase) Decrease In:
       Accounts Receivable                                                       13,335          (10,642)
       Accrued Interest Receivable                                                  (34)            (766)
       Prepaid Expense                                                             (236)          (1,404)
       Deposits                                                                     461                0
       Inventories                                                              (30,606)          (5,726)
  Increase (Decrease) In:
       Accounts Payable                                                          11,032           (6,840)
       Accrued Liabilities                                                         (708)           4,891
       Accrued Interest                                                          17,983            4,628
                                                                         ---------------   --------------
          Net Cash Provided (Used) by Operating Activities                     (148,632)         (54,595)
                                                                         ---------------   --------------
Cash Flows From Investing Activities

       Purchase of Assets                                                        (4,379)          (5,097)
                                                                         ---------------   --------------
          Net Cash Provided (Used) by Investing Activities                       (4,379)          (5,097)
                                                                         ---------------   --------------
Cash Flows From Financing Activities
       Advance on Note Receivable                                                    -0-          (5,700)
       Purchase of Treasury Stock                                                    -0-         (27,500)
       Sale of Treasury Stock                                                        -0-          55,000
       Advances on Lines of Credit and Notes Payable                            155,001           89,313
       Payments on Lines of Credit and Notes Payable                            (20,057)         (27,889)
                                                                         ---------------   --------------
          Net Cash Provided (Used) by Financing Activities                      134,944           83,224
                                                                         ---------------   --------------
          Net Increase (Decrease) in Cash                                       (18,067)          23,532
Cash at Beginning of Year                                                        22,286           (1,246)
                                                                         ===============   ==============
Cash at End of Year                                                    $          4,219  $        22,286
                                                                         ===============   ==============
Supplemental Information:
Interest Paid                                                          $          3,763  $         9,644
                                                                         ===============   ==============

INTERNATIONAL TEST SYSTEMS, INC.                                         Page 6
Notes to the Financial Statements

December 31, 1998 and 1997


Note A - Summary of Significant Accounting Policies

Corporate History and Operations

International Test Systems, Inc. (the Company) was incorporated as a Texas corporation on September 23, 1996. The Company was formed for the purpose of acquiring the assets of Pensar Technologies, LLC (Pensar). This transaction was completed on December 1, 1996 through a business combination accounted for as a pooling of interests transaction.

The Company is the manufacturer of a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. During 1998, the Company has sustained a substantial net loss. At the present time, the Company has been financing these losses through a related party line of credit. Management has indicated it has received a commitment of continued financing of these losses through this line of credit and has indicated that additional capital may be available through the SCOR offering (see Note F). These financial statements have been prepared under the assumption that the funding will continue. (Also see Note J.)

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation. Product revenue is recognized when the product is shipped to the customer. Maintenance and extended support revenue is recognized when billed. Expenses are recognized when incurred.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note A - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 1998 and 1997.

As of December 31, 1998 and 1997, the Company held cash in demand accounts at federally insured banks. No amounts were held in excess of the federally insured limits.

Reclassifications

Certain changes have been made to the presentation of the December 31, 1997 financial statements to conform to the current period presentation.

Software Development Costs

Software development costs for each product are carried on the balance sheet at the lower of unamortized capitalized costs or its net realizable value.

Direct labor costs of producing product masters including coding and testing, which were incurred subsequent to establishing technological feasibility are capitalized. Software production costs for computer software that is to be used as an integral part of a product or process is charged to expense until both technological feasibility has been established for the software and all research and development activities for other components of the product or process have been completed. Capitalization of computer software costs is discontinued when the product is available for general release to customers. The sale price of a product includes customer support and costs are expensed as incurred.

The Company amortizes capitalized software costs based on the ratio of current gross revenues to the total of the current and anticipated future gross revenue. Due to the inherent technological changes in the software development industry, the period in which capitalized software costs (carried at $22,526 for 1998 and $24,829 for 1997) are being amortized may have to be accelerated. Amortization on capitalized software during 1998 and 1997 is $2,303 and $12,584.

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note A - Summary of Significant Accounting Policies (Continued)

Fixed Assets

Equipment and leasehold improvements are stated at cost and depreciated over the estimated "useful lives" of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the MACRS (Modified Accelerated Cost Recovery System) method which does not materially differ from generally accepted accounting principles. Expenditures for maintenance and repairs are charged to operations as incurred.

Inventories

Inventories consist of component parts and completed tester units. Inventories are stated at the lower of cost, determined by the specific identification method, or market.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $8,565 and $24,731 for the years ended December 31, 1998 and 1997.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Amortization

The cost of patents, trademarks and copyrights acquired are being amortized on the straight-line basis over their remaining lives. Amortization expense charged to operations is $114 for 1998 and $114 for 1997.

Concentration of Credit Risk

Substantially all of the Company's revenues are from the sale of the Company's circuit board tester.

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note B - Related Party Transactions

Accounts Receivable

At December 31, 1998 and 1997, the Company has $7,243 and $5,985 receivable from stockholders for various personal purchases made by the Company.

Note Receivable

At December 31, 1998 and 1997, the Company has a $5,700 note receivable from another company related to the Company through ownership of a major stockholder. Accrued interest on the note at December 31, 1998 and 1997 is $800 and $766.

Long-Term Debt

The Company has a note payable and a line of credit to another company related to International Test Systems, Inc. through ownership by a major stockholder (see Notes C and D).

Interest

During 1998 and 1997, the Company incurred $17,984 and $11,975 of interest expense relating to various notes from a related party. The party is related to the company through ownership by a major stockholder.

Legal Fees

During 1998 and 1997, the Company incurred $3,097 and $8,143 in legal fees related to services performed by an individual stockholder.

Credit Card Purchases

During 1998 and 1997, the Company used the credit card of a stockholder for the purchase of various expenditures including inventory, office supplies, and travel. At December 31, 1998 and 1997, $15,413 and $14,086 for these credit card purchases is included in accounts payable - related parties.

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note C - Long-Term Debt - Related Party

Following is a summary of long-term debt at December 31, 1998 and 1997 which is due to another company related to International Test Systems, Inc. through ownership by a major stockholder:

                                                           1998                 1997
                                                     ------------------   ------------------
Unsecured note payable bearing interest at 12%    $             27,390 $             47,447
maturing in 1999
Less:  Current maturities                                      (27,390)             (23,160)
                                                     ------------------   ------------------
                                                  $                 -0-$             24,287
                                                     ==================   ==================

Following are maturities of long-term debt to maturity :

                        1999           $              27,390
                                           ------------------
                                       $              27,390
                                           ==================

Note D - Line of Credit - Related Party

In January of 1997, the Company entered into a line of credit agreement with another company related to International Test Systems, Inc. through common ownership and management by a major stockholder. The line provided for maximum borrowings of $100,000. Interest accrues on outstanding balances at 8% and is payable annually at the expiration date. At December 31, 1997, the Company had received advances of $89,313 and accrued interest on the outstanding balance totaled $4,628. The line expired on December 31, 1997 and was renewed at that time in an amount of $350,000 due December 31, 2000. At December 31, 1998, the Company had a balance outstanding on the line of credit of $244,314 and accrued interest on the outstanding balance totaled $13,543. The unused portion of the line of credit was $92,143 at December 31, 1998.

Note E - Note Receivable - Related Party

The note receivable from a related party consists of the following at December 31, 1998:

10% Unsecured Note Payable, principal and interest are due
at January 30, 1999                                            $      5,700
                                                               ============

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note F - Small Company Offering Registration

The Company has been approved by the Texas State Securities Board to offer stock under a Small Company Offering Registration (SCOR). As a condition to registering the Company's equity securities for sale to public investors in the state of Texas, security holders of the Issuer and other security holders who are deemed to be promoters of the Issuer have deposited equity securities in accordance with a Promotional Shares Escrow Agreement. The Depositor's promotional shares have been deposited into an escrow account and shall remain there until they are released in accordance with Paragraph 4 of the Promotional Shares Agreement. The actual amount of shares deposited was determine by the State Securities Board. Following is a list of anticipated depositors and equity securities.

              Depositors                         Equity Securities
---------------------------------------      --------------------------
Pensar Technologies, Inc.                                      717,229
H. Youval Krigel                                               540,770
B. Raphael Sonsino                                             202,001
                                             ==========================
                                                             1,460,000
                                             ==========================

Note G - Income Taxes

The Company's effective tax rate on tax benefits differs from the expected federal income tax rate as follows:

                                                                                1998               1997
                                                                           ----------------   ----------------
Income tax benefit at statutory rate                                    $           24,520 $            8,056
Increase in valuation allowance                                                    (24,520)            (8,056)
                                                                           ----------------   ----------------
Actual Income Taxes                                                                     -0-                 0
                                                                           ================   ================
The components of the deferred tax assets and liabilities are as follows:
Deferred tax assets:
     Prior Net Operating Loss Carryforward                              $           11,264              3,208
     Net operating loss carryforwards                                               24,520              8,056
                                                                           ----------------   ----------------
             Total deferred tax assets                                              35,784             11,264
                                                                           ----------------   ----------------
Less valuation allowance                                                           (35,784)           (11,264)
                                                                           ----------------   ----------------
             Deferred tax assets, net of valuation allowance            $               -0-$                0
                                                                           ================   ================

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note G - Income Taxes (Continued)

The Company has net operating loss carryforwards available to offset future taxable income. If not used, these carryforwards will expire as follows:

       Year Ending December 31,            Net Operating Loss
---------------------------------------    --------------------
                 2011                    $              21,386
                 2012                    $              55,409
                 2013                    $             166,886

Note H - Stock Subscriptions

During 1998, the Company  received funds from potential  investors.  Pursuant to
Section 26 (a) and (b), page 47, of the Form U-7 Prospectus, the Company is required to open a cash escrow account in which subscriber funds are to be deposited until the Company raises the minimum offering. The Company also submitted a completed Form D to the U.S. Securities and Exchange Commission
(SEC) for approval. Counsel to the Company has advised the Company not to deposit any checks from prospective investors prior to filing and receiving confirmation on the Form D from the SEC. This confirmation has not yet been received; thus, no escrow account has been opened. The Company did not raise the minimum offering in accordance with the prospectus and parties who remitted payments for shares which were not deposited in escrow received interest pursuant to Section 26 (b) from the date received by the Company. At December 31, 1998, the Company held no stock subscription funds.

Note I - Stock Options

The Company adopted a stock option plan which provides for the granting of options to personnel and key advisors. The Company intends to grant options that are "incentive stock options" within the meaning of the Internal Revenue Code of 1986, as amended, but also has the latitude of granting "non-qualified" options. The exercise price of any stock option granted cannot be less than 85% of fair market value of the shares underlying the option on the date of the grant. The term of any options will be determined by the compensation committee of the Board of Directors, pursuant to the provisions and limitations of the plan. The options are not transferable and cannot have a term exceeding ten (10) years. They terminate on the earliest expiration date, 30 days after severance of employment or advisory relationship, one year in the event of death, 90 days upon disability, unless waived by the compensation committee. The plan provides that options to purchase up to 10% of any public offering of common stock can be granted to directors of, employees of, and advisors or consultants to the Company. The plan also contains provisions for making adjustments in the number of shares in events such as stock splits and dividends, in an effort to preserve the optioner's proportionate rights in such events. Stock received upon exercise of the options will be subject to certain terms, conditions, and restrictions. No options have been granted at December 31, 1998 or 1997.

INTERNATIONAL TEST SYSTEMS, INC.
Notes to the Financial Statements

December 31, 1998 and 1997


Note J -  Sustained Losses

The Company has experienced sustained losses for the past two years including a substantial loss in 1998. As of December 31, 1998, the Company's current liabilities exceed its current assets by $267,259, of which $244,314 is a line of credit due to a related party. The Company also has negative equity at December 31, 1998. The Company's continued operations is dependent upon it receiving continued funding from the related party line of credit. Management has received a letter of commitment from the related party that future operations will continue to be funded as needed, at least through December 31, 1999, and for added years if necessary. The related party is a limited partnership with common ownership to the company and whose general partner is also the president of the Company.

These financial statements have been prepared assuming the Company is a going concern and funding will continue which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

Note K - Subsequent Events

On June 19, 1999, the Company (for the purposes of this note, "the Company" represents International Test Systems, Inc., a Texas Corporation) entered into a distribution agreement with Pensar Technologies, LLC, a Texas Limited Liability Company, (Pensar) to acquire the exclusive right to market, sell, and distribute the technology produced by Pensar. As consideration, the Company transferred all of its assets (including the rights to technology) and liabilities to Pensar plus a one time fee of $5,000 and $1,500 per month over the ten year term of the agreement. The Company (subsequently ITS Delaware) has the right to terminate this distribution agreement with thirty days written notice.

On  June  24,  1999,  the  Company  entered  into  a  reorganization  and  stock subscription agreement with Pensar; Unifund America, Inc., a New York corporation; and Unifund Financial Group, Inc., a New York corporation. Under the terms of this reorganization agreement, all shareholders of the Company (except Pensar) exchanged their stock, representing 54.4% of the outstanding shares of the Company, for a 17.5% ownership interest in International Test Systems, Inc. (ITS Delaware). International Test Systems, Inc., a Texas corporation reorganized in the state of Delaware and became ITS Delaware. The reorganization agreement includes stock compensation to a prior officer and shareholder of the Company for services to be rendered to ITS Delaware. International Test Systems, Inc. (the Texas corporation) will cease to exist and ITS Delaware will have the exclusive worldwide right to market, sell, and distribute products based on the technology of Pensar. Pensar will manufacture the products to be marketed, sold, and distributed by ITS Delaware.

The line of credit referred to in Note D ceased with the signing of the agreement and funding under this line of credit is no longer available to the Company or ITS Delaware.

                            INTERNATIONAL TEST SYSTEMS, INC.
                               CONSOLIDATED BALANCE SHEET
                                   SEPTEMBER 30, 1999
                                        Unaudited

                                   Assets

Current assets
  Cash and cash equivalents                                                     $     -0-
                                                                                ---------
  Total current assets                                                                -0-

Property and equipment-net

Other assets
  License rights                                                                  26,800
                                                                                --------
Total other assets                                                                26,800
                                                                                --------
Total assets                                                                     $26,800
                                                                                =========


                          Liabilities and Stockholders' Equity

Current liabilities
  Commitments and contingencies (Note 5)



Stockholders' equity
  Preferred Stock authorized 5,000,000 shares, $.001 par value each. At         $     -0-
September 30, 1999 there were -0- shares outstanding
  Common Stock  authorized  20,000,000 shares, $.001 par value each.                1,250
At September 30, 1999, there are 1,250,000 shares outstanding
  Additional paid in capital                                                      230,750
  Deficit accumulated during development stage                                   (205,200)
                                                                                ---------
Total stockholders' equity                                                         26,800
                                                                                ---------
Total liabilities and stockholders' equity                                      $  26,800
                                                                                =========



                 See accompanying notes to financial statements.






                        INTERNATIONAL TEST SYSTEMS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
     FOR THE PERIOD FROM REOGANIZATION, JUNE 26, 1999 TO SEPTEMBER 30, 1999
                                    Unaudited

Revenue                                                             $       -0-
                                                                    -----------

Costs of goods sold                                                         -0-

Gross profit                                                                -0-

Operations:
  General and administrative                                            205,200
  Depreciation and  amortization                                            -0-
                                                                    -----------
  Total expense                                                         205,200

Loss  from operations                                                  (205,200)



Net income (loss)                                                   $  (205,200)
                                                                    ===========

Net income (loss)  per share -basic                                 $       -0-
                                                                    ===========
Number of shares outstanding-basic                                    1,250,000
                                                                    ===========




                 See accompanying notes to financial statements.







                        INTERNATIONAL TEST SYSTEMS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
     FOR THE PERIOD FROM REORGANIZATION, JUNE 26, 1999 TO SEPTEMBER 30, 1999
                                    Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                        $(205,200)
Adjustments to reconcile net loss to cash used in operating activities
  Depreciation                                                                   -0-
  Issuance of stock for payment of consulting and legal fees                 185,200
                                                                           ---------
TOTAL CASH FLOWS FROM OPERATIONS                                             (20,000)

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of shares                                                              40,000
                                                                           ---------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                    40,000

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of license rights                                                 (20,000)
                                                                           ---------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                                   (20,000)

NET INCREASE (DECREASE) IN CASH                                                  -0-
CASH BALANCE BEGINNING OF PERIOD                                                 -0-
CASH BALANCE END OF PERIOD                                                 $     -0-

Supplemental disclosure of cash flow information
  Cash paid for interest                                                   $     -0-
  Cash paid for income taxes                                               $     -0-



                 See accompanying notes to financial statements.







                        INTERNATIONAL TEST SYSTEMS, INC.
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
                                    Unaudited


                                                                   Additional          Deficit
                                                                    Paid In      Accumulated During
Date                               Common Stock   Common Stock      Capital       Development Stage      Total
----                               ------------   ------------     ---------     -----------------      -----

Initial issuance of shares               770,000   $        770      $  39,230                        $  40,000
Issuance of shares for license            17,000   $         17      $   6,783                        $   6,800
rights
Issuance of shares for                   463,000            463        184,737                          185,200
consulting fees
Net loss                                                                                (205,200)      (205,200)
                                                   ------------                         ---------      ---------


                                      1,250,000    $     1,250        $230,750         $(205,200)      $ 26,800
                                      ==========   ============       ========         ==========      =========


                 See accompanying notes to financial statements.

Note 1. Organization of Company and Issuance of Common Stock

a. Creation of the Company

International Test Systems, Inc., (the "Company") was formed under the laws of Delaware on September 20, 1999 and is authorized to issue 20,000,000 shares of common stock, $0.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each.

b. Description of the Company

The Company is a development stage company that was formed to reorganize the business of International Test System, Inc. a corporation formed under the laws of the State of Texas ("ITS Texas") to change the domicile of ITS Texas to the State of Delaware and has acquired through a related party agreement with Pensar Technology LLC ("Pensar") a license and marketing agreements the rights to manufacturer a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

c. Issuance of Shares of Common Stock

On September 20, 1999, the Company issued an aggregate of 17,000 shares of common stock to ITS Texas and paid $40,000 in consideration for all of the issued and outstanding shares of common stock of ITS Texas and the rights to a 10 year license agreement.

On September 20, 1999, the company issued 770,000 shares of common stock to Unifund Financial Group, Inc. in consideration in consideration for $40,000 that was paid to ITS Texas as part consideration for the license rights and the purchase of all the issued and outstanding shares of common stock of ITS Texas or $.05 per share.

On September 30, 1999, the Company issued an aggregate of 463,000 shares of common stock valued at $185,200 or $.40 per shares in consideration for consulting and legal services.

Note 2-Summary of Significant Accounting Policies

a. Basis of Financial Statement Presentation

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $205,200 for the period from inception, September 20, 1999, September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of a public offering and with the increase in working capital, the Company will be able to complete the research and development and bring into production its technology and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its customer base, hiring and training competent sales people and other organization staff, and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.


The unaudited financial statements presented consist of the balance sheet of the Company as at September 30, 1999 and the related statements of operations and cash flows for the period from reorganization of ITS Texas, June 16, 1999 to September 30, 1999.

b. Cash and cash equivalents

The Company treats cash equivalents which includes temporary investments with a maturity of less than three months as cash.

c. Revenue recognition

Revenue is recognized when products are shipped or services are rendered.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         e. Recent Accounting Standards

Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer
Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

Note 3 - Reorganization of Company

On September 20, 1999, the Company exchanged on a one for one basis shares of its common stock for all the issued and outstanding shares of common stock of ITS Texas. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

On June 16, 1999, ITS Texas entered into an agreement with Pensar whereby ITS Texas transferred all of its assets to Pensar in exchange for which Pensar assumed all of the liabilities of ITS Texas and entered into a distribution agreement with Pensar as described as follows: On June 16, 1999, ITS Texas entered into a distribution agreement with Pensar (the "Distribution Agreement") for a ten year term pursuant to which ITS Texas was appointed as the exclusive distributor to market and distribute new printed circuit board test products throughout the world based upon the technology granted through this distribution agreement. ITS Texas is required to pay an initial fee of $5,000, a monthly fee of $1,500, and a $5,000 bonus upon the Company's registration on the "over the counter bulletin board" and has the option to renew this distribution agreement for an additional five year term with similar terms and conditions. The Company has the right to purchase products from Pensar at a 40% discount from the resale price.

As part of this reorganization, certain shareholders of ITS Texas agreed to transfer all of the issued shares of common stock in exchange for 17,000 shares of the Company's common stock.

The transaction has been accounted for as a transfer and is accounted for at historical cost as if a pooling of interests had occurred with the recording of the net assets acquired at their historical book value. The financial statements of the Company have been retroactively restated to include the combined statements of operations and cash flows for the period from ITS Texas reorganization, June 16, 1999, to September 30, 1999.


Note 4 - Related Party transactions

a. Issuance of Shares of Common Stock

On September 20, 1999, the Company issued an aggregate of 17,000 shares of common stock to ITS Texas and paid $40,000 in consideration for all of the issued and outstanding shares of common stock of ITS Texas and the rights to a 10 year license agreement.

On September 20, 1999, the company issued 770,000 shares of common stock to Unifund Financial Group, Inc. in consideration in consideration for $40,000 that was paid to ITS Texas as part consideration for the license rights and the purchase of all the issued and outstanding shares of common stock of ITS Texas or $.05 per share.

b. Office Location

The Company occupies 2,000 square feet of office and warehousing space at 4703 Shavano Oak, Suite 102, San Antonio, Texas 78249. ITS Texas is obligated to pay $285 a rent on a month to month basis with prime lease expiring June 30, 2001.

c. Corporate Relationships

Carey Birmingham is the President of the Company and is the President of International Tests Systems, Inc., a Texas Corporation

Mr. Scott Barter through his ownership of an aggregate of 50,000 shares of common stock acquired through a Reorganization and Subscription Agreement and his position as President of Unifund directly controls the Company.

Note 5 - Income Taxes

The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

At September 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $205,200. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

The components of the net deferred tax asset as of September 30, 1999 are as follows:

         Deferred tax asset:
                  Net operating loss carry forward             $  82,080
                  Valuation allowance                          $ (82,080)
                                                               ----------
                  Net deferred tax asset                       $     -0-

The Company recognized no income tax benefit for the loss generated in the period from inception, September 20, 1999 to September 30, 1999.

SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 6 - Issuance of Shares of Common Stock for Non Cash Payments

         Issuance of 463,000 shares for Consulting services          $185,200
         Issuance of 17,000 to ITS Texas                                6,800
         Common Stock                                                 (192,000)
                                                                      -------
                                                                     $    -0-

Note 7 -  Business and Credit Concentrations

The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

                                   Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing and authorizes this amendment number one to its registration statement on Form SB-1 to be signed on its behalf by the undersigned, on February 14, 2000.


         International Test Systems, Inc.

                                                          /s/ Carey Birmingham
                                            Carey Birmingham,
                                            President and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


         /s/ H. Youval Krigel
                                    H. Youval Krigel, Director
                                    Dated: February 14, 2000


         /s/ R. Scott Barter
                                    R. Scott Barter, Director
                                    Dated: Feburary 14, 2000